                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2004

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                    5th Floor
                            Minami Ikebukuro 1-16-15
                                Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                      Japan

                ------------------------------------------------
                    (Address of principal executive offices)
                         Commission File Number 0-30530

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F [X]    Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Crayfish Co., Ltd.
                                  ----------------------------------------
                                          (Registrant)


                                  By  /s/ Masaaki Shimamura
                                      ------------------------------------
                                          (Signature)
                                      Masaaki Shimamura
                                      President and Representative Director

Date: December 24, 2004

INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1. NOTICE OF MATTERS REPORTED AND PASSED AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 9TH FISCAL YEAR [ENGLISH TRANSLATION]. NOTICE TO SHAREHOLDERS DATED DECEMBER 22, 2004.

2. FINANCIAL REPORT FOR 9TH FY TO THE CHIEF OF KANTO FINANCIAL BUREAU [ENGLISH TRANSLATION]

                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The attached documents - "NOTICE OF MATTERS REPORTED AND PASSED AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 9TH FISCAL YEAR [ENGLISH TRANSLATION]. NOTICE TO SHAREHOLDERS DATED DECEMBER 22, 2004., and FINANCIAL REPORT FOR 9TH FY TO THE CHIEF OF KANTO FINANCIAL BUREAU [English Translation]" -- contain forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it, including statements contained in each document. To the extent that statements in this notice do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this notice, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

                              [English Translation]

(Note: This English translation of the "Notice of Matters Reported and Passed at the Ordinary General Meeting of Shareholders for the 9th Fiscal Year" (the original document is written in the Japanese language) is provided solely for the convenience of overseas shareholders. This English translation may differ from the original Japanese document. In the case of any discrepancy between the Japanese original and this English translation, the Japanese original shall prevail.)

                                                               December 22, 2004
To Shareholders:

                                     1-16-15 Minami Ikebukuro, Toshima-ku, Tokyo
                                                              Crayfish Co., Ltd.
                                                          By: Masaakin Shimamura
                                           Representative Director and President

   Notice of Matters Reported and Passed at the Ordinary General Meeting of Shareholders for the 9th Fiscal Year

Dear Sirs:

        You are hereby notified that the following matters were reported and passed at the Ordinary General Meeting of Shareholdings for the 9th Fiscal Year.

Matters Reported:

1. Matters concerning Report of Business Report, Balance Sheet and Income Statement for the 9th fiscal year (from October 1, 2003 to September 30,
    2004). The contents of the above documents were reported.

2. Matters concerning Consolidated Balance Sheet and Consolidated Income Statement for the Consolidated 9th fiscal year (from October 1, 2003 to September 30, 2004). The contents of the above Consolidated documents were reported.

Matters Passed:

  First Item:

        Matter concerning Approval for Appropriation of Earnings for the 9th fiscal year (from October 1, 2003 to September 30, 2004). The matter was passed as per the original proposal.

Second Item:

        Matter concerning change in a part of Article of Incorporation. The matter was passed as per the original proposal.

Third Item:

        Matter concerning Election of Four (4) Directors.

        Messrs. Masaaki Shimamura, Takeshi Tamamura, Tomoya Hirota and Koh Gidoh were each elected as a Director of the Company and each assumed the office of a Director of the Company

Fourth Item:

        Matter concerning Election of new accounting auditor was elected as Corporate Auditors of the Company and it assumed the office of an Accounting Auditor of the Company.

Notice concerning electronic publication of the Company's financial statements

        Electronic versions of the Company's financial statements will be available on the Company's Internet homepage

        (http://www.crayfish.co.jp/jpn/index.html).

                                                        Yours faithfully,

                             [English translation]

[Note: This English translation of the "Financial Report for 9th FY to the Chief of Kanto Financial Bureau" (the original document is written in the Japanese language) is provided for the convenience of English readers. This English translation may differ from the original Japanese document.]


(COVER SHEET)
(Submitted document)                             Financial Report for 9th FY
(Article bases)                                  Paragraph 1 of Article 24 of Japanese Securities and Exchange Law
(To)                                             The Chief of Kanto Financial Bureau
(Filling date)                                   December 24, 2004
(The period of fiscal year)                      FY2004 (From October 1, 2003 to September 30, 2004)
(Company name)                                   Crayfish Co., Ltd.
(English name)                                   Crayfish Co., Ltd.
(Representative)                                 President and Representative Director: Masaaki Shimamura
(Headquarter location)                           Minami-Ikebukuro 1-16-15, Toshima-ku, Tokyo
(Telephone number)                               (03) 5954-7555
(Contact person)                                 Manager of Administrative headquarter: Fumiya Hoshino
(Contact information)                            Minami-Ikebukuro 1-16-15, Toshima-ku, Tokyo
(Telephone number)                               (03) 5954-7555
(Contact person)                                 Manager of Administrative headquarter: Fumiya Hoshino
(Local for viewing the Financial Report)         Tokyo Stock Exchange, Inc.
                                                 (Nihonbashi Kabuto-cho 2-1, Chuou-ku, Tokyo)


PART 1 (INFORMATION ON THE COMPANY)

  1 (OVERVIEW OF THE COMPANY)
  1 (Key financial data and trends)

(1) Consolidated financial data

                  Fiscal year                       5th FY          6th FY          7th FY          8th FY          9th FY
-------------------------------------------------------------------------------------------------------------------------------
                    Period                      September 2000  September 2001  September 2002  September 2003  September 2004
-------------------------------------------------------------------------------------------------------------------------------
  Net sales                     (Thousands of              --      5,416,939              --              --       3,304,594
                                     yen)
-------------------------------------------------------------------------------------------------------------------------------
  Ordinary (loss) income        (Thousands of              --     (2,304,522)             --              --         505,565
                                     yen)
-------------------------------------------------------------------------------------------------------------------------------
  Net (loss) income             (Thousands of              --     (9,728,022)             --              --         589,994
                                     yen)
-------------------------------------------------------------------------------------------------------------------------------
  Net assets                    (Thousands of              --     15,402,657              --              --       2,727,596
                                     yen)
-------------------------------------------------------------------------------------------------------------------------------
  Total assets                  (Thousands of              --     15,820,206              --              --       3,331,545
                                     yen)
-------------------------------------------------------------------------------------------------------------------------------
  Net assets per share              (Yen)                  --   1,502,844.91              --              --      265,640.53
-------------------------------------------------------------------------------------------------------------------------------
  Net (loss) income per             (Yen)                  --    (953,167.04)             --              --       57,459.55
  share-basic
-------------------------------------------------------------------------------------------------------------------------------
  Net income per                    (Yen)                  --             --              --              --              --
  share-diluted
-------------------------------------------------------------------------------------------------------------------------------
  Equity ratio                       (%)                   --           97.4              --              --            81.9
-------------------------------------------------------------------------------------------------------------------------------
  Return on equity                   (%)                   --             --              --              --            21.6
-------------------------------------------------------------------------------------------------------------------------------
  Price-earnings ratio             (Times)                 --             --              --              --            19.7
-------------------------------------------------------------------------------------------------------------------------------
  Net cash (used in)
  provided by operating         (Thousands of              --     (8,052,355)             --              --         673,064
  activities                         yen)
-------------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing    (Thousands of              --        283,602              --              --          27,321
  activities                         yen)
-------------------------------------------------------------------------------------------------------------------------------
  Net cash used in financing    (Thousands of              --         24,312              --              --              --
  activities                         yen)
-------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents     (Thousands of              --     14,656,739              --              --       2,587,059
  at the end of period               yen)
-------------------------------------------------------------------------------------------------------------------------------
  Employees                        (Number)                --             89              --              --              30
  ( ) represents the number                               (--)           (37)            (--)            (--)            (17)
  of average
-------------------------------------------------------------------------------------------------------------------------------

(Note)   1  Net sales are presented exclusive of consumption tax.

         2 Consolidated financial statements were composed from 6th fiscal year, thereby no such statements were made prior to 6th fiscal year. In addition, there has been no consolidated subsidiary on 7th and 8th fiscal year, thereby consolidated financial statements were not represented.

         3 The Company has started preparing consolidated financial statements from 9th fiscal year, because the Company has established a consolidated subsidiary, Cyber Joy, Inc.

         4 Net income per share-diluted, return on equity and price-earnings ratio are not stated in 6th fiscal year due to recording net losses.

         5 Information of net income per share-diluted in 9th fiscal year was not stated, because there is no dilutive effect.

         6 Employees in parenthesis reflect average number of temporary employees during the fiscal year. 7 In compliance with the Article 193-2, Item 1 of the Securities and Exchange Law, consolidated financial statement of 6th fiscal year was audited by Sanyu & Co. and Nakachi & Co., and consolidated financial statement of 9th fiscal year was audited by Sanyu & Co.

       (2) Non-consolidated financial data

                Fiscal year                      5th FY          6th FY          7th FY          8th FY          9th FY
----------------------------------------------------------------------------------------------------------------------------
                Year ended                   September 2000  September 2001  September 2002  September 2003  September 2004
----------------------------------------------------------------------------------------------------------------------------
  Net sales                      (Thousands      6,822,669       5,337,048       2,939,808       1,768,165       3,293,824
                                  of yen)
----------------------------------------------------------------------------------------------------------------------------
  Ordinary (loss) income         (Thousands     (1,943,574)     (2,094,256)      1,445,845         594,778         507,209
                                  of yen)
----------------------------------------------------------------------------------------------------------------------------
  Net (loss) income              (Thousands     (1,954,432)     (9,729,943)      1,337,929        (232,113)        591,708
                                  of yen)
----------------------------------------------------------------------------------------------------------------------------
  Equity income from
  investments if equity method   (Thousands            --              --              --              --              --
  were applied                    of yen)
----------------------------------------------------------------------------------------------------------------------------
  Shareholders' equity           (Thousands      8,044,887       8,058,075       8,060,325         566,685         566,685
                                  of yen)
----------------------------------------------------------------------------------------------------------------------------
  Shares issued and outstanding   (Share)           10,186          10,249          10,258          10,268          10,268
----------------------------------------------------------------------------------------------------------------------------
  Net assets                     (Thousands     25,117,492      15,400,736      16,740,916       2,137,602       2,729,311
                                  of yen)
----------------------------------------------------------------------------------------------------------------------------
  Total assets                   (Thousands     25,563,597      15,624,971      16,934,376       3,129,038       3,332,279
                                  of yen)
----------------------------------------------------------------------------------------------------------------------------
  Net assets per share             (Yen)      2,465,883.85    1,502,657.50    1,632,623.01      208,180.98      265,807.47
----------------------------------------------------------------------------------------------------------------------------
  Cash dividends per share
  (Interim cash dividends per                           --              --              --              --              --
  share)                           (Yen)               (--)            (--)            (--)            (--)            (--)
----------------------------------------------------------------------------------------------------------------------------
  Net (loss) income per            (Yen)      (208,963.14)     (953,355.25)     130,478.79      (22,612.17)      57,626.48
  share-basic
----------------------------------------------------------------------------------------------------------------------------
  Net income per share-diluted     (Yen)                --              --              --              --              --
----------------------------------------------------------------------------------------------------------------------------
  Equity ratio                      (%)               98.2            98.6            98.9            68.3            81.9
----------------------------------------------------------------------------------------------------------------------------
  Return on equity                  (%)                 --              --             8.0              --            24.3
----------------------------------------------------------------------------------------------------------------------------
  Price earnings ratio            (Times)               --              --             6.1              --            19.6
----------------------------------------------------------------------------------------------------------------------------
  Cash dividends as a               (%)                 --              --              --              --              --
  percentage of net income
----------------------------------------------------------------------------------------------------------------------------
  Net cash (used in) provided    (Thousands      (1,976,383)            --        1,839,912        (219,193)            --
  by operating activities         of yen)
----------------------------------------------------------------------------------------------------------------------------
  Net cash provided by           (Thousands        251,947              --         140,714         109,633              --
  investing activities            of yen)
----------------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used     (Thousands     20,564,917              --           2,250     (14,371,200)             --
  in) financing activities        of yen)
----------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at   (Thousands     23,017,010              --      16,412,076       1,931,315              --
  the end of period               of yen)
----------------------------------------------------------------------------------------------------------------------------
  Employees                       (Number)             117              74              43              37              30
  ( ) represents the number of                         (45)            (34)            (16)             (7)            (17)
  average
----------------------------------------------------------------------------------------------------------------------------

(Note) 1  Net sales are presented exclusive of consumption tax.

       2 "Equity income from investments if equity methods were applied" was not applicable because of no its affiliates for which equity method should be applied in 5th 7th and 8th fiscal year, and of preparing consolidated financial statements in 6th and 9th fiscal year

       3 Regarding net income per share-diluted of 5th fiscal year, although stock purchase warrants were issued, the average prices during the periods were unable to determine due to the fact that the issues were not registered and not listed. In addition, net losses were recorded in 5th, 6th and 8th fiscal years. As a result, net income per share-diluted of 5th, 6th and 8th fiscal years were not stated. Net income per share-diluted of 7th and 9th fiscal years were not stated due to the fact that premium on subscription right was not occurred.

       4 Return on equity of 5th, 6th and 8th fiscal years was not stated due to recording net losses.

       5 Price earnings ratio of 5th, 6th and 8th fiscal years was not stated due to recording net losses.

       6 Cash flows of 6th and 9th fiscal years were not stated, because of preparing consolidated financial statements.

       7 Employees in parenthesis reflect average number of temporary employees during the fiscal year.

       8 In compliance with the Article 193-2, Item 1 of the Securities and Exchange Law, financial statements of 5th fiscal year was audited by Chuo Audit Corporation, those of 6th and 7th fiscal years were audited by Sanyu & Co. and Nakachi & Co., and those of 8th and 9th fiscal years were audited by Sanyu & Co.

2 (Operational history)


  Date                                                           Item
-------------------------------------------------------------------------------------------------------------------------------
October 1995     Crayfish Co., Ltd. established at 1-11-5 Kami Minami, Shibuya-ku, Tokyo, Japan (Capital JPY 10,000 thousand)

March 1996       Begin "TokyoWeb" hosting services with Tokyo Internet Co., Ltd.

October 1996     Relocate headquarters to 2-5-12 Shinjuku, Shinjuku-ku, Tokyo

April 1997       Begin hosting services with ITOCHU Technology Inc. and relocate headquarters to 5-10-15 Shinjuku,
                 Shinjuku-ku, Tokyo

May 1998         Begin Hitmail service (full internet service) with Hikari Tsushin, Inc.

November 1998    Relocate headquarters to 2-19-13 Shinjuku, Shinjuku-ku, Tokyo

March 1999       Become Hikari Tsushin's subsidiary

November 1999    Relocate headquarters to 3-7-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo

March 2000       File for listing of ADRs on Nasdaq National Market, listed on "Mothers" section of Tokyo Stock Exchange

November 2000    Terminate partnership with Hikari Tsushin, Inc.

December 2000    Intranets K.K becomes Company's subsidiary

February 2001    "HITMAIL" changes name to "DESKWING"

December 2001    Relocate headquarters to 2-2-1 Ikebukuro, Toshima-ku, Tokyo

January 2002     Intranets KK removed as consolidated subsidiary

March 2002       Formalize the terms of agreement with Network Associates Co., Ltd. to provide the Virus Check service to the
                 Company's subscribers.

August 2002      Begin outsourcing of DESKWING support with CalltoWeb, Inc.

September 2002   Begin outsourcing DESKWING hosting operations to Global Media Online Inc.

October 2002     Relocate headquarters to 2-16-13 Ikebukuro, Toshima-ku, Tokyo

February 2003    Begin to design and market software.

March 2003       Relocate headquarters to 2-49-7 Minami Ikebukuro, Toshima-ku, Tokyo

March 2003       Begin to sale internet advertising space

September 2003   Begin to market hardware

September 2003   Relocate headquarters to 1-16-15 Minami Ikebukuro, Toshima-ku, Tokyo

October 2003     Establish Cyber Joy, Inc., a subsidiary of Crayfish Co., Ltd.

November 2003    De-list from Nasdaq National Market, and terminate ADR program.

August 2004      Ending the US Class Action

3 (Description of business)

     The Company group performs services related to the operation of server business, commodity sales business and internet advertising space business.

       Company Name                   Segment                                 Business contents
-------------------------------------------------------------------------------------------------------------------
The Company                -Server business                  -DESKWING business
                           -Commodity sales business         -Market and sell hardware and software
                           -Internet advertising space       -Sell internet advertising space
                           business
                           -Others                           -Design and establish Web page
-------------------------------------------------------------------------------------------------------------------
Cyber Joy, Inc.            -Internet advertising space       -Sell internet advertising space
                           business
-------------------------------------------------------------------------------------------------------------------

     The Company's operational flow is as follows:

                            Ordinary User (Corporate)
--------------------------------------------------------------------------------

[Up Arrow Graphic]          Hosting       [Up Arrow          Market and sell          [Up Arrow Graphic]   Market and sell internet
                            service       Graphic]           commodities                                   advertising spaces

Global Media Online                       CalltoWeb, Inc.                             First Charge, Inc.
Inc.

CalltoWeb, Inc.                           IE Group, Inc.                              Cyber Joy, Inc.

------------------------------------------------------------------------------------------------------------------------------------

[Up Arrow Graphic]          Outsourcing  [Up Arrow Graphic]  Wholesale commodities    [Up Arrow Graphic]   Wholesale internet
                                                                                                           advertising spaces
------------------------------------------------------------------------------------------------------------------------------------

Server Business                           Commodity sales
                                          business           The Company              Media business

------------------------------------------------------------------------------------------------------------------------------------

                                          [Up Arrow Graphic]                          [Up Arrow Graphic]
                                          Makers                                      Media

Hikari Tsushin, Inc. is the Company's parent company.

4 Information on related companies


                                           Capital
           Name              Address      (Millions       Business              Right
                                           of yen)                             owned (%)    Relation
 -----------------------------------------------------------------------------------------------------------------------------------
   (Parent company)
                                                                                            Two of the Company's directors are
   Hikari Tsushin, Inc.    Toshima-ku,                  Information                         respectively in the parent's affiliates.
   (Note) 1,2              Tokyo                        technology                 81.9     The Company related with commodity sales
                                            53,409      service business           (0.4)    business.
 -----------------------------------------------------------------------------------------------------------------------------------
   (Consolidated
   company)
                                                                                            Three of the Company's directors are
   Cyber Joy, Inc.         Toshima-ku,                  Advertising                         respectively in the parent's affiliates.
   (Note) 3                Tokyo                10      agency business             100     The Company related with media business.
 -----------------------------------------------------------------------------------------------------------------------------------

(Note) 1 (0.4) at right owned section means indirect shareholdings.

       2 Hikari Tsushin, Inc. also files a Security report.

       3 Cyber Joy, Inc. does not file a Security report.

5 Employees

      (1) The Company group                             As of September 30, 2004

                          Segment                                                                  Employee number
 -------------------------------------------------------------------------------------------------------------------
   Server business                                                                                              1
                                                                                                               (1)
 -------------------------------------------------------------------------------------------------------------------
   Commodity sales business                                                                                    10
                                                                                                               (1)
 -------------------------------------------------------------------------------------------------------------------
   Media business                                                                                               0
                                                                                                               (0)
 -------------------------------------------------------------------------------------------------------------------
   Others                                                                                                      14
                                                                                                              (13)
 -------------------------------------------------------------------------------------------------------------------
   Whole Company / Commonness                                                                                   5
                                                                                                               (2)
 -------------------------------------------------------------------------------------------------------------------
                           Total                                                                               30
                                                                                                              (17)
 -------------------------------------------------------------------------------------------------------------------

(Note) 1 Employee number in parenthesis represents the number of average temporary employees for FY2004

       2 Employee number at whole Company / Commonness represents number of administration employees, which cannot compartmentalize to certain segments.

      (2) The Company

       As of September 30, 2004


                                                                                                Average annual salary
       Employee number                Average age           Average employed (Year)               (thousands of yen)
 -----------------------------------------------------------------------------------------------------------------------
               30                         28.9                         1.9                              4,399
              (17)
 -----------------------------------------------------------------------------------------------------------------------

(Note) 1 Average salary includes bonuses and overtime.

       2 Employee number in parenthesis represents the number of average temporary employees for FY2004

       3 Temporary worker includes part time workers.

    (3) Labor union

       There is no labor union. The Company maintains amicable relations with its employees.

2 BUSINESS OVERVIEW

1 (Overview of business results)

    (1) Results

       In FY2004 (from October 1, 2003 to September 30, 2004), due to the increases in exports and corporate capital expenditures, companies profitability have been increasing. The trends in employment and personal consumption have also become positive. These conditions affected that stock market got out from under condition, for example; stock price index became increasing and Initial Public Offering became even more likely.

       Under those domestic economic conditions, the Company group and other internet hosting companies have benefited from the proliferation of high-speed data delivery networks in Japan, such as ADSL and optical fiber, helping the internet industry to continuously and steadily develop. The Company group estimates that prices will remain low due to increasingly fierce competition in the hosting and server industry.

       The Company group aims to keep earnings stability by its server business, and also increasing profits by strengthening its commodity sales and media businesses. Overall conditions of each business are as follows.

       In the server business, the Company tried to control DESKWING subscriber cancellations, and keep earnings stability. Percentage of DESKWING cancellation was kept around two percent in FY2004, because the Company introduced several service plans that offer to subscribers different subscription prices, and introduced a special discount plan for subscribers who use DESKWING over an extended period. As a result, net sales from its server business in FY2004 were JPY1,106 million, and operating income was JPY703 million.

       In the commodity sales business, the Company has been emphasizing on not only marketing of its Resource Planning package (ERP), Virus Checker, PC-FAX software but also hardware (including computer peripheral units). The Company sells these products to Hikari Tsushin, Inc. ("Hikari Tsushin") affiliates, who then resell the products to consumers by using SME sales channel. Net sales from the Company's commodity sales business in FY2004 were JPY1,659 million, and operating income was JPY73 million.

       In the media business, the Company has tried to keep a number of its web site partners and advertiser networks with Cyber Joy, Inc. ("Cyber Joy"), a wholly owned subsidiary of the Company, since the beginning of FY2004. As a result, net sales from its media business in FY2004 were JPY483 million, and operating income was JPY21 million.

       In the other business, the Company creates web site and consulting. As a result, net sales from its other business in Y2004 were JPY54 million, and operating loss was JPY104 million.

       Cyber Joy liaises closely with the Company's media business in providing its internet advertising space. Its net sales in FY2004 were JPY78 million, and operating loss was JPY1 million.

       Consolidated operating results for FY2004 showed net sales of JPY3,304 million, operating income of JPY516 million, net income of JPY589 million. The Company has started to prepare consolidated financial since FY2004, therefore financial statements do not prepare year-to-year ratio.

       Non-consolidated operating results for FY2004 showed net sales of JPY3,293 million, an increase of 86.3%, operating income of JPY517 million, a decrease of 15.5%, net income of JPY591 million (FY2003 net loss was JPY232 million).

(2) Cash flows

                                                                                   Consolidated FY2004
                                                                                (From October 1, 2003 to
                                                                                   September 30, 2004)
    -----------------------------------------------------------------------------------------------------
                                                                                       Millions of yen
    -----------------------------------------------------------------------------------------------------
      Net cash provided by operating income                                                        673
    -----------------------------------------------------------------------------------------------------
      Net cash used in investing income                                                             27
    -----------------------------------------------------------------------------------------------------
      Cash flows from financing activities                                                          --
    -----------------------------------------------------------------------------------------------------
      Cash and cash equivalents at the end of the period                                         2,587
    -------------------------------------------------------------------------------------------------------

    (Note) The Company has started preparing consolidated financial statements from FY2004, therefore the year-to year comparison section is not stated.

       The Company keeps cash flows business strategy in financial parts in FY2004. Cash flows from operating activities were increased by increasing profit performance in both of commodity sales and media business, and keeping law rate of cancellation in its server business. Under the business operation, net cash provided by operating income was JPY673 million, net cash used in investing activities was JPY27 million. As a result, cash and cash equivalents at the end of the period in FY2004 was JPY2,587 million.

2  (Production, orders received and sales)

   (1) Actual production

       Our business is a wide array of IT production services, and the actual offering of its services is corresponded with the actual sales. Therefore, description hereto is omitted.

   (2) Orders received

       The Company does not produce by order. As a result, description hereto is omitted.

   (3) Actual sales

       The actual sales in each business segment is as follows:

                     Business segment                                            Actual sales
                                                                              (Millions of yen)
 ----------------------------------------------------------------------------------------------
   Server business                                                                     1,106
 ----------------------------------------------------------------------------------------------
   Commodity sales business                                                            1,659
 ----------------------------------------------------------------------------------------------
   Media business                                                                        483
 ----------------------------------------------------------------------------------------------
   Other business                                                                         54
 ----------------------------------------------------------------------------------------------
                           Total                                                       3,304
 ----------------------------------------------------------------------------------------------

(Notes) 1 Inter-segment transactions are set-off.

        2 The above information is presented exclusive of consumption tax.

        3 The Company has started preparing consolidated financial statements from FY2004, therefore the year-to-year comparison section is not stated.

        4 Actual sales to our main partner companies and the ratio for the actual sales to the total actual sales are as follows:

                                                                Consolidated FY2004
               Main partner companies               (From October 1, 2003 to September 30, 2004)
 -----------------------------------------------------------------------------------------------
                                                    Amounts (Millions of yen)        Ratio (%)
 -----------------------------------------------------------------------------------------------
   IE Group, Inc.                                                     1,383              41.9
 -----------------------------------------------------------------------------------------------
   First Charge, Inc.                                                   365              11.1
 -----------------------------------------------------------------------------------------------

(Note) 1 The above information is presented exclusive of consumption tax.

       2 The Company has started preparing consolidated financial statements from FY2004, therefore the above information is not applicable previous period.

3 (Issues and outlook for the fiscal year ahead)

       The Company aims to continuously provide various types of IT products and service to address the needs of Japanese SMEs. It also aims to increase its sales to Japanese SMEs by developing marketing channels to Japanese SMEs through its Hikari Tsushin affiliates. Overall conditions of each business are as follows.

       In the server business, the Company aims to increase customer satisfaction, stabilizing profitability of its business and declining cancellations by improving DESKWING service contents and by continuously introducing several service plans that offer different subscription prices to subscribers.

       In the commodity sales business, the Company will cover many types of IT product and service, which meet the market and customer needs. The Company aims to continuously increase profitability by wholesaling the products to mainly Hikari Tsushin affiliates.

       In the media business, the Company will focus on strengthening its products and services with Cyber Joy, in order to increase sales amount. The Company may consolidate the both of Five Any, Inc. and First Charge, Inc. during FY2005, therefore the Company will liaise closely with the both of companies.

4 (Risk)

       (In the Japanese original, this section is mentioned risk factors that have previously been reported by the Company in its most recent 20-F filling. The risk factor of the most recent 20-F filling is herein incorporated by reference.)

5. (Important business contracts)

     Important contracts for the current fiscal year include the following:

(1) IDK, Inc.


   Name of contract       Commodity exchange agreement
 ----------------------------------------------------------------------------------------------------------------------------------
   Contracting            IDK, Inc.
   counter party
 ----------------------------------------------------------------------------------------------------------------------------------
   Brief contents of      Commodity exchange agreement about IT products, OA equipments, engineer working fees and other
   contract               commodities.
 ----------------------------------------------------------------------------------------------------------------------------------
   Contract date          September 1, 2003
 ----------------------------------------------------------------------------------------------------------------------------------
   Term                   From September 1, 2003 to August 31, 2005
                          (Automatically renewed for one year if either party does not indicate their intent to continue at least one month prior to the expiration of them)
 ----------------------------------------------------------------------------------------------------------------------------------

(2) Softbank BB Corp.


   Name of contract       Commodity exchange agreement
 ----------------------------------------------------------------------------------------------------------------------------------
   Contracting            Softbank BB Corp.
   counter party
 ----------------------------------------------------------------------------------------------------------------------------------
   Brief contents of      Commodity exchange agreement about IT products, OA equipments, engineer working fees and other
   contract               commodities.
 ----------------------------------------------------------------------------------------------------------------------------------
   Contract date          December 1, 2003
 ----------------------------------------------------------------------------------------------------------------------------------
   Term                   From April 1, 2004 to March 31, 2005
                          (Automatically renewed for one year if either party does not indicate their intent to continue at least one month prior to the expiration of them)
 ----------------------------------------------------------------------------------------------------------------------------------

(3) First Charge, Inc.


   Name of contract      Agreement on the advertisement treatment
 ----------------------------------------------------------------------------------------------------------------------------------
   Contracting           First Charge, Inc.
   counter party
 ----------------------------------------------------------------------------------------------------------------------------------
   Brief contents of     Agreement related to treatment of internet advertising space.
   contract
 ----------------------------------------------------------------------------------------------------------------------------------
   Contract date         March 12, 2003
 ----------------------------------------------------------------------------------------------------------------------------------
   Term                  From March 12, 2004 to March 11, 2005
                         (Automatically renewed for one year if either party does not indicate their intent to continue at least one month prior to the expiration of them)
 ----------------------------------------------------------------------------------------------------------------------------------

(4) IE Group, Inc.

    Name of contract      Software providing agreement
  ---------------------------------------------------------------------------------------------------------------------------------
    Contracting           IE Group
    counter party
  ---------------------------------------------------------------------------------------------------------------------------------
    Brief contents of     Sales providing agreement of "OSAMA SOFTWARE"
    contract
  ---------------------------------------------------------------------------------------------------------------------------------
    Contract date         March 1, 2003
  ---------------------------------------------------------------------------------------------------------------------------------
                          From March 1, 2004 to March 31, 2005
    Term                  (Automatically renewed for one year if either party does not indicate their intent to continue at least three month prior to the expiration of them)
 ----------------------------------------------------------------------------------------------------------------------------------


(5) Global Media Online Inc.


   Name of contract       Basic outsourcing agreement
 ----------------------------------------------------------------------------------------------------------------------------------
   Contracting            Global Media Online Inc.
   counter party
 ----------------------------------------------------------------------------------------------------------------------------------
   Brief contents of      Outsourcing for DESKWING operations.
   contract
 ----------------------------------------------------------------------------------------------------------------------------------
   Contract date          September 30, 2002
 ----------------------------------------------------------------------------------------------------------------------------------
                          From September 1, 2002 to August 31, 2005
   Term                   (Automatically renewed for one year if either party does not indicate their intent to continue at least one month prior to the expiration of them)
 ----------------------------------------------------------------------------------------------------------------------------------

(6) CalltoWeb, Inc.


   Name of contract       Basic outsourcing agreement for related hosting service
 ----------------------------------------------------------------------------------------------------------------------------------
   Contracting            CalltoWeb, Inc.
   counter party
 ----------------------------------------------------------------------------------------------------------------------------------
   Brief contents of      Outsourcing call center operations for DESKWING
   contract
 ----------------------------------------------------------------------------------------------------------------------------------
   Contract date          August 1, 2002
 ----------------------------------------------------------------------------------------------------------------------------------
                          From August 1, 2003 to July 31, 2004
   Term                   (Automatically renewed for one year if either party does not indicate their intent to continue at least one month prior to the expiration of them)
 ----------------------------------------------------------------------------------------------------------------------------------

6 (Research and development)

     Not applicable.

7 (Analyzing financial condition and operating results)

     (1) Financial condition

         Liability was JPY603 million, because of closing US Class Action and affecting reversal of allowance for settlement of litigation in FY2004. Relatively, Total assets was JPY3,331 million in FY2004.

     (2) Operating results

         The Company's server business has constantly kept profitability, and its commodity and media business has also constantly kept profitability in FY2004. As a result, gross profit was JPY1,142 million in FY2004. Ordinary income was JPY505 million, because litigation cost of non-operating expenses was declined by closed the US Class Action. Income tax-deferred was JPY93 million, therefore net income of FY2004 was JPY589 million.

         Please see 2 Business overview 1 Overview of business results for analyzing segment information.


3 (PROPERTY AND EQUIPMENT)

1 (Overview of capital expenditure)

         Capital expenditures by the Company during the 9th Fiscal year totaled JPY4 million.

         The main capital expenditure was that using furniture and fixtures was JPY1 million, and purchased PC and equipments was JPY3 million.

         However, depreciation and improving efficiency in sales and retirement of property and equipment decreased by JPY26 million during the period.

2 (Major property and equipment)

  (1) The Company

                                                        As of September 30, 2004

                                                                 Book value (Thousands of yen)
                                                          ----------------------------------------        Employee
      Address        Business segments     Contents      Building     Property and          Total          number
                                                                        equipment                        (Persons)
 -------------------------------------------------------------------------------------------------------------------
   Headquarter       Server business    Property and      3,064           13,996           17,061            30
   (Toshima-ku,      Commodity          network
   Tokyo)            sales business
                     Media business     Headquarters
                     Other business     development
 -------------------------------------------------------------------------------------------------------------------

    (Note) 1 Consumption tax is excluded in above table.

           2 There is no out of service of major property and equipment.

   (2) Consolidated company in domestic

       There is Cyber Joy, Inc. however it does not do applicable.

3 (Plans for new additions or disposal)

   (1) New construction of material facilities

        None.

   (2) Disposition of material facilities

        None.

4 (CORPORATE INFORMATION)

1 (Information of shares)

  (1) (Number of total shares)

      a) (Number of total shares)

                         Category                                      Number of the Company issued shares (shares)
 --------------------------------------------------------------------------------------------------------------------
                       Common share                                                                         40,996
 --------------------------------------------------------------------------------------------------------------------
                           Total                                                                            40,996
 --------------------------------------------------------------------------------------------------------------------

      b) (Issued shares)



                         Number of issued shares
                      as of the end of the current    Number of issued shares as
       Category            fiscal year(Share)           of filling date (Shares)
                          (As of Sep. 30, 2004)            (As of Dec. 24, 2004)    Listed market       Contents
 -------------------------------------------------------------------------------------------------------------------
    Common share                              10,268                     11,102     Tokyo Stock            --
                                                                                    Exchange
                                                                                    MOTHERS market
 -------------------------------------------------------------------------------------------------------------------
        Total                                 10,268                     11,102           --               --
 -------------------------------------------------------------------------------------------------------------------

    (Note) "Number of issued shares as of filling date does not include after December 1, 2004 issued by used the right of warrant.

    (2) (Information of stock option)

      a) Information of stock option is as follows:

         Not applicable.

      b) Information of old convertible bond is as follows:

         The 3rd unsecured bonds (with subscription rights) (issued on September 27, 1999)

                                                                                     The end of previous month from
                                                                 FY2004                   the filling month
                                                       (As of September 30, 2004)      (As of November 30, 2004)
 -------------------------------------------------------------------------------------------------------------------
   Outstanding amounts of subscription rights                            1,687,500                        825,000
   (Thousands of yen)
 -------------------------------------------------------------------------------------------------------------------
   Issued price and amount to be credited to
   common stock account per share of the issuing
   stock by the exercise of subscription
   rights.                              (Yen)          Issued price   1,033,520.30                   1,033,520.30
 -------------------------------------------------------------------------------------------------------------------
   Amount to be credited to common stock account                           516,761                        516,761
   per share: (Yen)
 -------------------------------------------------------------------------------------------------------------------



    (3) (Trends of the issued and outstanding shares and common stocks)

                      Changes in the                                                       Changes in         Balance of
 Month / Date / Year    number of      Balance of the      Changes in      Balance of      additional         additional
                      shares issued     shares issued     common stock    common stock   paid-in capital   paid-in capital
                     and outstanding   and outstanding   (Thousands of   (Thousands of    (Thousands of     (Thousands of
                         (Shares)         (Shares)            yen)            yen)            yen)               yen)
 -------------------------------------------------------------------------------------------------------------------------
   March 10, 2000             1,870         10,175       5,722,200       8,043,575          17,215,617      19,414,237
 -------------------------------------------------------------------------------------------------------------------------
   September 30,                 11         10,186           1,312       8,044,887                  --      19,414,237
   2000
 -------------------------------------------------------------------------------------------------------------------------
   September 30,                 63         10,249          13,187       8,058,075                  --      19,414,237
   2001
 -------------------------------------------------------------------------------------------------------------------------
   December 20,                  --             --              --              --         (12,071,575)      7,342,661
   2001
 -------------------------------------------------------------------------------------------------------------------------
   September 30,                  9         10,258           2,250       8,060,325                  --       7,342,661
   2002
 -------------------------------------------------------------------------------------------------------------------------
   September 9,                  --             --      (7,495,640)        564,685          (6,879,560)        463,101
   2003
 -------------------------------------------------------------------------------------------------------------------------
   September 30,                 10         10,268           2,000         566,685               2,000         465,101
   2003
 -------------------------------------------------------------------------------------------------------------------------

   (Notes) 1  March 10, 2000

               Based on the result of book-building methods, initial public offering on March 10, 2000 (1,870 shares) was based upon "spread methods" in which underwriters undertook 12,276,000 yen as accepted price and they sold the shares as issuance price 13,200,000 yen to investors.

           2  September 30, 2000

               Common stock increased by exercise of stock options period between October 1, 1999 and September 30, 2000.

           3  September 30, 2001

               Common stock increased by exercise of stock options period between October 1, 2000 and September 30, 2001.

           4  December 20, 2001

               The entire deficit recorded in the statutory book was eliminated by using legal reserves.

           5  September 30, 2002

               Common stock increased by exercise of stock options period between October 1, 2001 and September 30, 2002.

           6  September 9, 2003

               Special cash dividends in connection with capital reduction.

               Amount of dividends per share:        1,400,000 yen

           7  September 30, 2003

               Common stock increased by exercise of stock options period between October 1, 2002 and September 30, 2003.

           8 Increased number of 834 shares of common stock, JPY430,978,674 of Common stock, and JPY435,289,755 of additional paid-in capital, because of using the subscription rights of warrants from October 1, 2004 to November 30, 2004.

   (4) Detail for shareholdings
                                                        As of September 30, 2004

   Category                                       Information of shares
 -----------------------------------------------------------------------------------------------------------------  Information
                                                                                  Foreign                           of shares
                   Government                                                    companies                          less than
                       and          Financial   Securities   Other     Foreign   (of which     Individuals           one unit
                 municipalities    institution  companies  companies  companies  individual)   and others   Total    (Shares)
 ------------------------------------------------------------------------------------------------------------------------------
   Number              --               1           5          13         17           2          280         316       --
   of
   shareholder
   (Persons)
 ------------------------------------------------------------------------------------------------------------------------------
   Number              --               1          24       8,468      1,113           2          662      10,268
   of
   shares
   owned
   (Shares)
 ------------------------------------------------------------------------------------------------------------------------------
   Ratio (%)           --            0.01        0.23       82.47      10.84        0.02         6.45      100.00       --
 ------------------------------------------------------------------------------------------------------------------------------

   (Note) 9,085 shares registered as a name of Japan Securities Depositary Center, Inc. are included in "Other companies".

   (5) Principal shareholders

       The information of this section inserted in the original Japanese document is provided in "the Notice of Convocation of Ordinary General Meeting of Shareholders for 9th fiscal year". Please refer to page 5 in the document.

   (6) (Voting right)

    a) (Shares issued and outstanding)

                                                        As of September 30, 2004

              Categories              Number of shares (Shares)     Amount of voting rights          Substance
                                                                            (peaces)
 ---------------------------------------------------------------------------------------------------------------------
   Shares without voting rights                   --                           --                        --
 ---------------------------------------------------------------------------------------------------------------------
   Shares with limited voting                     --                           --                        --
   rights (Treasury stock, etc.)
 ---------------------------------------------------------------------------------------------------------------------
   Shares with limited voting                     --                           --                        --
   rights (Others)
 ---------------------------------------------------------------------------------------------------------------------
   Shares with voting rights                      --                           --                        --
   (Treasury stock, etc.)
 ---------------------------------------------------------------------------------------------------------------------
   Shares with voting rights           Common stock      10,268              10,268                      --
   (Others)
 ---------------------------------------------------------------------------------------------------------------------
   Shares less than one unit                      --                           --                        --
 ---------------------------------------------------------------------------------------------------------------------
   Shares issued and outstanding                         10,268                --                        --
 ---------------------------------------------------------------------------------------------------------------------
   Amount of total shareholders'                  --                                   10,268            --
   voting rights
 ---------------------------------------------------------------------------------------------------------------------

    (Note) "Shares with voting right (others)" includes 9,085 shares registered as a name of Japanese Securities Depositary Center, Inc.

     b) (Treasury stock)
          None.

    (7) (Detail of system of stock option)
        None.

2 (Acquisition of treasury stock)

    (1) (Acquisition of treasury stock in accordance with the resolution of the shareholders' meeting or director's meeting acquisition from subsidiaries or acquisition for retirement using the reserve for revaluation)

    a) (Acquisition based on a resolution approved at last shareholders' meeting)

          None.

    b) (Resolution regarding the acquisition of treasury stock at this shareholders' meeting)

          None.

    (2) (Acquisition of treasury stock for decreasing common stock, acquisition using net income stipulated in Articles of incorporation or acquisition for redemption of shares)

    a) (Acquisition based on a resolution approved at last shareholders' meeting)

          None.

    b) (Resolution regarding the acquisition of treasury stock at this shareholders' meeting)

          None.

3 (Dividend policy)

    The significant position of the Company's business challenge is to return the Company's profit to shareholders. The IT business field faces fiercer competition, therefore the Company improving the value, and to stock IT products and strengthen its financial condition.


    The Company pleases to suspend payment of dividends.

4 (Changes in the market price of the Company's shares)

  (1) (High and low share prices in recent five years)


     Fiscal year          FY2000             FY2001             FY2002             FY2003             FY2004
 -------------------------------------------------------------------------------------------------------------------
     Report date      September 2000     September 2001     September 2002     September 2003     September 2004
 -------------------------------------------------------------------------------------------------------------------
     High (yen)            32,800,000          1,420,000            850,000          1,550,000          1,960,000
 -------------------------------------------------------------------------------------------------------------------
      Low (yen)             2,100,000            351,000            443,000            137,000            300,000
 -------------------------------------------------------------------------------------------------------------------

   (Note) High and low prices above are those indicate on the "Mothers" exchange.

   (2) High and low share prices in recent six months


     Report date       April 2003         May            June            July           August          September
 -------------------------------------------------------------------------------------------------------------------
     High (yen)            820,000        783,000       1,000,000       1,960,000       1,730,000       1,480,000
 -------------------------------------------------------------------------------------------------------------------
      Low (yen)            446,000        530,000         550,000         770,000       1,030,000       1,040,000
 -------------------------------------------------------------------------------------------------------------------

   (Note) High and low prices above are those indicate on the "Mothers" exchange.

5 (Members of the Board of Directors and Corporate Auditors)

    The information of Members of the Board of Directors and Corporate Auditors inserted hereto in the original Japanese document is provided in "the Notice of Convocation of the Ordinary General Meeting of Shareholders for the 9th fiscal year". Please refer to page 19 in the document representatively.

6 (Corporate governance)

    The Company understands that corporate governance is crucial for maintaining transparency of management and focuses its corporate governance systems on its directors and corporate auditors.

    The board of directors is acts to resolve matters stipulated in Japanese laws and other important operational matters, and to oversee the Company's operations. Regular meetings of the board of directors are held once a month and extraordinary meetings are held at other times as necessary. The Company believes its practice of having four corporate auditors, all from outside the Company, and four directors, helps to maintain a sound audit structure.

    The Company aims to convene regular meetings of the board of directors, and also improve compliance program for its future corporate governance.

    Corporate auditors and the Company hold no common interests.

    (Substance of board members' compensation)

    The annual board members' compensation has been decided on the General Shareholders' Meeting for the 8th fiscal year, which was held on December 19, 2003, and the amount shall be within JPY80 million limits. The annual corporate auditors' compensation has been decided on the General Shareholders' Meeting for the 6th fiscal year, which was held on December 20, 2001, and the amount shall be within JPY25 million limits.

    (Substance of accountants fee)

    The annual accountants' fee for Sanyu & Co. is within JPY16 million limits per year.

5 (FINANCIAL INFORMATION)

  1 Basis of preparation of consolidated and non-consolidated financial statements

    (1) The non-consolidated financial statements of the Company are prepared in accordance with the "Regulation Concerning the Terminology, Forms and Preparation Methods of the Financial Statements ("Regulations for Financial Statements") (Ministry of Finance Ordinance No.28, 1976).

    The Consolidated financial statements (From October 1, 2003 to September 30,
  2004) of the Company are prepared in accordance with the Provision of
  Article 2 of the Supplementary provision in the "Updated a part of Regulation Concerning the Terminology, Forms and Preparation Methods of the Financial Statements (Ministry of Finance Ordinance No.5, 2004).

    (2) The non-consolidated financial statements of the Company are prepared in accordance with the "Regulation Concerning the Terminology, Forms and Preparation Methods of the Financial Statements ("Regulations for Financial Statements") (Ministry of Finance Ordinance No.59, 1963).

    The Non-consolidated financial statements (From October 1, 2003 to September 30, 2004) of the Company are prepared in accordance with the Provision of Article 2 of the Supplementary provision in the "Updated a part of Regulation Concerning the Terminology, Forms and Preparation Methods of the Financial Statements (Ministry of Finance Ordinance No.5, 2004).

     (3) The Company established consolidated company in the beginning of the current period, therefore it has started to prepare consolidated
financial   statements.   However  the  Company   does  not  have  any
consolidated  company  in prior  period,  therefore  it does not state year-to
year  ratio  in  consolidated  balance  sheet,   consolidated statement of
income and consolidated statement of retained earning.

2 Audit reports

     Pursuant to Article 193-2 of "the Securities Exchange Law", the financial statements of consolidated FY2004 (From October 1, 2003 to September 30,
2004), FY2004 (From October 1, 2003 to September 30, 2004) and FY2003 (From October 1, 2002 to September 30, 2003) were audited by Sanyu & Co.

1    (Consolidated financial statements)

     (1)  (Consolidated financial statements)

          a)   (Consolidated balance sheet)

                                                                        Consolidated FY2004
                                                                     (As of September 30, 2004)
----------------------------------------------------------------------------------------------------------
                                                 Note
             Accounts                           number       Amounts (Thousands of yen)         Ratio (%)
----------------------------------------------------------------------------------------------------------

             (Assets)

I  Current Assets
   1 Cash on hand and in banks                                        2,586,255
   2 Accounts receivable-trade                                          337,675
   3 Securities                                                         200,803
   4 Inventories                                                         36,190
   5 Deferred tax assets                                                 93,587
   6 Others                                                               9,445
   7 Allowance for doubtful accounts                                     (5,401)
                                                             ---------------------
          Total current assets                                        3,258,555                       97.8

II Fixed Assets

   1 Property and equipment                     Note 1                   17,061                        0.5
   2 Intangible assets                                                   28,966                        0.9
   3 Investment and others
    (1) Claims for bankruptcy                                            49,344
    (2) Others                                                            2,290
    (3) Allowance for doubtful accounts                                 (24,672)
                                                             ---------------------
          Total investments and others                                   26,962                        0.8
                                                             ---------------------
          Total fixed assets                                             72,990                        2.2
                                                             ---------------------
          Total assets                                                3,331,545                      100.0
                                                             ---------------------



                                                                           Consolidated FY2004
                                                                       (As of September 30, 2004)
-----------------------------------------------------------------------------------------------------------------------------
                                                                 Note
               Accounts                                         number           Amounts (Thousands of yen)        Ratio (%)
-----------------------------------------------------------------------------------------------------------------------------

            (Liabilities)

  I Current Liabilities
    1 Accounts payable-trade                                                                538,715
    2 Accounts payable-other                                                                 41,032
    3 Income taxes payable                                                                    1,275
    4 Consumption taxes payable                                                               3,445
    5 Accrued bonuses                                                                         7,113
    6 Others                                                                                 12,365
                                                                                 ----------------------
        Total current liabilities                                                           603,948                     18.1
                                                                                 ----------------------
        Total liabilities                                                                   603,948                     18.1
                                                                                 ----------------------

        (Shareholders' Equity)

  I Common Stock                                                Note 2                      566,685                     17.0
 II Capital Surplus                                                                         465,101                     14.0
III Earning Surplus                                                                       1,695,810                     50.9
                                                                                 ----------------------
          Total shareholders' equity                                                      2,727,596                     81.9
                                                                                 ----------------------
          Total liabilities and shareholders' equity                                      3,331,545                    100.0
                                                                                 ----------------------

b) (Consolidated statement of income)

                                                                    Consolidated FY2004
                                                       (From October 1, 2003 to September 30, 2004)
-----------------------------------------------------------------------------------------------------------------
                                                        Note
                 Accounts                              number     Amounts (Thousands of yen)            Ratio (%)
-----------------------------------------------------------------------------------------------------------------

  I Net Sales                                                                     3,304,594                 100.0
  II Cost of Sales                                                                2,161,722                  65.4
                                                                                -----------
          Gross profit                                                            1,142,871                  34.6
  III Selling General and Administrative
  Expenses
    1 Sales commission                                              107,592
    2 Provision for doubtful accounts                                30,073
    3 Directors' remunerations                                       57,620
    4 Salaries expenses                                             161,864
    5 Provision for bonuses                                           7,113
    6 Commissions paid                                               78,575
    7 Others                                                        183,375         626,215                  19.0
                                                                  ---------     -----------
          Operating income                                                          516,656                  15.6
  IV Non-Operating Income
    1 Interest                                                           68
    2 Foreign currency exchange gain                                    267
    3 Interest on tax refund                                            204
    4 Miscellaneous income                                               86             626                   0.0
                                                                  ---------     -----------
  V Non-Operating Expenses
    1 Litigation costs                                                8,991
    2 Rent expenses                                                   1,529
    3 Miscellaneous losses                                            1,196          11,717                   0.3
                                                                  ---------     -----------
           Ordinary income                                                          505,565                  15.3
  VI Special Gain
    1 Reversal of allowance for doubtful accounts                        69
    2 Collections of accounts previously wrote-off                      584             653                   0.0
                                                                  ---------     -----------
  VII Special Losses
    1 Losses on disposal of fixed assets                Note 1        4,954
    2 Bad debits loss                                                 3,576           8,531                   0.2
                                                                  ---------     -----------
          Income before income taxes                                                497,687                  15.1
          Corporate, inhabitants and enterprise taxes                                 1,280
          Income taxes-deferred                                     (93,587)        (92,307)                 (2.8)
                                                                  ---------     -----------
          Net income                                                                589,994                  17.9
                                                                                -----------


c) (Consolidated statement of retained earnings)

                                                                           Consolidated FY2004
                                                               (From October 1, 2003 to September 30, 2004)
----------------------------------------------------------------------------------------------------------
                                                               Note
                 Accounts                                     number            Amounts (Thousands of yen)
----------------------------------------------------------------------------------------------------------


             (Capital surplus)
  I  Capital surplus at the beginning of the period                                                465,101
                                                                                               -----------
 II  Capital surplus at the end of the period                                                      465,101
                                                                                               -----------
             (Earning surplus)
  I  Earnings at the beginning of the period                                                     1,105,815
 II  Increase in earning surplus
        Net income                                                              589,994            589,994
                                                                                -------        -----------
 III Earnings surplus at the end of the period                                                   1,695,810
                                                                                               -----------

d) (Consolidated statement of Cash Flows)

                                                                                              Consolidated FY2004
                                                                               (From October 1, 2003 to September 30, 2004)
--------------------------------------------------------------------------------------------------------------------------
                                                                                 Note
                            Accounts                                            number          Amounts (Thousands of yen)
--------------------------------------------------------------------------------------------------------------------------

  I Cash flows from operating activities
   1 Income before income taxes                                                                                    497,687
   2 Depreciation and amortization                                                                                  16,137
   3 Decrease in allowance for doubtful accounts                                                                   (28,534)
   4 Decrease in accrued bonuses                                                                                    (2,005)
   5 Interest and dividend                                                                                             (68)
   6 Loss on disposal of fixed assets                                                                                4,954
   7 Increase in accounts receivable-trade                                                                        (212,481)
   8 Increase in inventories                                                                                       (33,825)
   9 Increase in accounts payable                                                                                  403,653
   10 Others                                                                                                        28,616
                                                                                                --------------------------
                            Subtotal                                                                               674,133
                                                                                                --------------------------
   11 Interest and dividend received                                                                                    83
   12 Income taxes paid                                                                                             (1,152)
                                                                                                --------------------------
       Net cash provided by operating activities                                                                   673,064
                                                                                                --------------------------
 II Cash flows from investing activities
   1 Deposit in time deposit                                                                                      (400,000)
   2 Refunds from time deposit                                                                                     400,000
   3 Purchase of property and equipment                                                                             (5,324)
   4 Proceeds from sales of property and equipment                                                                     303
   5 Purchase of intangible assets                                                                                 (22,300)
                                                                                                --------------------------
       Net cash used in investing activities                                                                       (27,321)
                                                                                                --------------------------
III Financing cash flows                                                                                                --
                                                                                                --------------------------
 IV Net increase in cash and cash equivalents                                                                      645,743
                                                                                                --------------------------
  V Cash and Cash equivalents at the beginning of the period                                                     1,931,315
                                                                                                --------------------------
 VI Net increase in cash and cash equivalents due to inclusion in consolidation                                     10,000
                                                                                                --------------------------
VII Cash and cash equivalents at the end of the period                            Note 1                         2,587,059
                                                                                                --------------------------

Significant consolidated accounting policy


            Accounts                                                        Consolidated FY2004
                                                                 (From October 1, 2003 to September 30, 2004)
------------------------------------------------------------------------------------------------------------------------------------
1 Scope of consolidation                         (1) All subsidiaries are consolidated
                                                       Number of subsidiaries: 1 company
                                                       Name of consolidated company: Cyber Joy, Inc.
------------------------------------------------------------------------------------------------------------------------------------
2 Applicable of the equity method                      Not applicable, because of no-non-consolidated and no affiliate companies.

------------------------------------------------------------------------------------------------------------------------------------
3 Accounting period of consolidated
  subsidiaries                                         Subsidiary's balance sheet date is the same as the consolidated balance sheet.
------------------------------------------------------------------------------------------------------------------------------------
4 Significant accounting policies                (1) Basis and method of evaluation of assets
                                                   a) Securities:
                                                       Other securities
                                                       No market quotation
                                                       The cost method based on average method.
                                                   b) Inventories
                                                      Commodities
                                                       The gross average method
                                                 (2) Depreciation and amortization of fixed assets
                                                   a) Property and equipment:
                                                      The declining balance method:
                                                       Estimated useful lives are described as below:
                                                      Building:         15 years
                                                      Equipment:    3 to 8 years
                                                   b) Intangible fixed assets:
                                                       Straight-line method
                                                        Software used for the Company's operation is amortized
                                                       on the straight-line method over the estimated useful life of 5 years.
                                                 (3) Basis for calculation of allowances
                                                   a) Allowance for doubtful accounts:
                                                       Allowance for doubtful accounts is provided based on past experience for normal receivables and on an estimate of the cellectibles of receivables and on an estimate of the cellectibles of receivables from companies in financial difficulties.
                                                   b) Accrued for bonuses:
                                                       Accrued for bonuses are provided for the payment of employees' bonuses based on estimated amounts of future payments attributed on the current period.
                                                 (4) Others
                                                     Consolidated accounting for consumption taxes.
                                                       Consumption taxes are excluded from transaction amounts.
------------------------------------------------------------------------------------------------------------------------------------
5 Evaluation for assets and liabilities of             Evaluation for assets and liabilities of consolidated subsidiaries is applied
  consolidated subsidiaries                            for the current price of market value method.
------------------------------------------------------------------------------------------------------------------------------------
6 Amortization of consolidation differences            Consolidation differences are amortized on the straight-line method over
                                                       5 years. If amounts are not significant, consolidation differences are amortized at one-final
------------------------------------------------------------------------------------------------------------------------------------
7 Treatment for item of profit appropriation           In the consolidated statement of retained earnings, consolidated company's profit appropriation is stated at amounts defined the profit appropriation during the current period.
------------------------------------------------------------------------------------------------------------------------------------
8 Cash and cash equivalents in consolidated            Cash and cash equivalents in the statement of cash flows consist of cash
  statements of  cash flow                             on hand, bank deposits which can be withdrawn on demand and short-term investments which can easily be converted to cash and subject to little risk of change in value and with maturity within three months after acquisition of the securities.


Additional information

                               Consolidated FY2004
                  (From October 1, 2003 to September 30, 2004)
--------------------------------------------------------------------------------
(Consolidated taxation system)

     The Company was authorized to pay taxes by using consolidated taxation system in consolidated FY2004, therefore the Company follows the system in tax payment and tax consequence. There is no affection by this change.

Note
     (For consolidated Balance sheet)

                                   Consolidated FY2004
                               (As of September 30, 2004)
          ----------------------------------------------------------------------
          Note 1 Accumulated depreciation of property and equipment
                                 JPY57,440 thousand
          ----------------------------------------------------------------------
          Note 2 Number of shares authorized to be issued by the Company and total number of shares outstanding.

               Number of shares authorized to be issued: Common stock 40,996 shares

               Number of shares outstanding: Common stock 10,268 shares
          ----------------------------------------------------------------------

     (For consolidated statement of income)

          ----------------------------------------------------------------------
                                Consolidated FY2004
                       (From October 1, 2003 to September 30, 2004)
          ----------------------------------------------------------------------
          Note 1 Loss on retirement of fixed assets is as follows:

          Equipment                                           JPY4,954 thousand
          ----------------------------------------------------------------------
           Total                                              JPY4,954 thousand
          ----------------------------------------------------------------------

     (For consolidated cash flows)

          ----------------------------------------------------------------------
                                 Consolidated FY2004
                      (From October 1, 2003 to September 30, 2004)
          ----------------------------------------------------------------------
          Note 1 The following is the relation between cash and cash equivalents at the current period and the items listed in consolidated balance sheet.

          Cash on hand and in banks                        JPY2,586,255 thousand
          Time deposits with maturity more than 3 months   JPY(200,000) thousand
          Securities                                         JPY200,803 thousand
          ----------------------------------------------------------------------
          Cash and cash equivalents                        JPY2,587,059 thousand
          ----------------------------------------------------------------------

     (For lease transaction)

          ----------------------------------------------------------------------
                               Consolidated FY2004
                      (From October 1, 2003 to September 30, 2004)
          ----------------------------------------------------------------------
          There are no significant transactions to be disclosed.
          ----------------------------------------------------------------------

     (Securities)
     Consolidated FY2004 (As of September 30, 2004)

          Carrying value of major securities whose fair values are not available.

          ----------------------------------------------------------------------
          Categories                                           Carrying value
          ----------------------------------------------------------------------

          Other securities
          Free financial funds                               JPY200,803 thousand
          ----------------------------------------------------------------------

     (Derivative transaction)
        Consolidated FY2004 (From October 1, 2003 to September 30, 2004)
             The Company does not engage in derivative transactions and therefore, this item is not applicable.

     (Tax effect accounting)

          ----------------------------------------------------------------------
                               Consolidated FY2004
                           (As of September 30, 2004)
          ----------------------------------------------------------------------
          1 Significant components deferred tax assets and liabilities
            (Deferred tax assets)

            Net operating loss carried forwards                        4,107,915
            Allowance for doubtful accounts                              106,127
            Software                                                      16,075
            Other                                                          3,198
                                                                      ----------
            Subtotal deferred tax assets                               4,233,316
            Valuation allowance                                       (4,139,729)
                                                                      ----------
            Total deferred tax assets                                     93,587


          2 The reconciliation between the effective tax rates reflected in the consolidated financial statements and statutory tax rate.

            Statutory tax rate                                              42.0%
            Tax disallowance for entertainment expense                       0.4%
            Amount of inhabitants tax                                        0.2%
            Valuation allowance                                            (60.7)
            Other                                                           (0.4)
                                                                           -----
            Effective tax rates after adoption of tax-effect accounting    (18.5)

     (Segment information)
       (Segment information in class of business)
          Consolidated FY2004 (From October 1, 2003 to September 30, 2004)

                                                                                                         (Thousands of yen)
                                                                                                      ---------------------------
                                              Commodity                                               Eliminated
                                  Server        sales         Media                                    or whole
                                 business      business      business        Others        Total        company      Consolidated
                                ---------     ---------      --------        ------      ---------    ----------     ------------
I Net sales and operating
income or loss
(1) Sales to third parties      1,106,592     1,659,405       483,995        54,600      3,304,594          --        3,304,594
(2) Inter-group sales                --            --            --            --             --            --             --
                                ---------     ---------       -------        ------      ---------     ---------      ---------
            Total               1,106,592     1,659,405       483,995        54,600      3,304,594          --        3,304,594
                                ---------     ---------       -------        ------      ---------     ---------      ---------
Operating expenses                403,158     1,586,123       462,431       158,831      2,610,545       177,392      2,787,938
                                ---------     ---------       -------        ------      ---------     ---------      ---------
Operating income or (loss)        703,434        73,281        21,564      (104,231)       694,048      (177,392)       516,656
                                ---------     ---------       -------        ------      ---------     ---------      ---------
II Assets, depreciation and
capital expenditures
Assets                             34,216       392,080        12,809         6,541        445,647     2,885,898      3,331,545
Depreciation                        5,213         7,616         1,627         1,125         15,583           553         16,137
Capital expenditure                   752        24,926           507         1,720         27,907         4,000         31,907
                                ---------     ---------       -------        ------      ---------     ---------      ---------

 (Note) 1 Classification of business segments
            The business segments are classified in consideration by similarity of series and market of goods.
        2 Main product of each business segment

Business segments       Main products / Services
Server business         Rental server (Core service [DESKWING])
Commodity sales         PC hardware, peripheral equipment, planning of and sales
                        of software
Media business          Sales of internet advertisement space
Other business          Creating web and consulting

        3 Operating expenses in "Eliminated or whole company" (JPY177,392 thousand) represents the unallocable expenses incurred in the Company's administration department.
        4 Assets in "Eliminated or whole company" (JPY2,885,898 thousand) represents the Company's assets incurred in the Company's revenue for management of surplus funds (Cash and cash equivalents) and the Company's administrative department.

     (Geographical segment information)
          Geographical segment information in consolidated FY2004 (From October 1, 2003 to September 30, 2004) is not stated because the Company has no overseas subsidiaries or branches.

     (Overseas net sales)
          Overseas net sales in consolidated FY2004 (From October 1, 2003 to September 30, 2004) is not stated because the Company has no overseas sales.

     (Transactions with related parties)
          Consolidated FY2004 (From October 1, 2003 to September 30, 2004)

1 Parent company and main shareholder company

                                                                                                                           Balance
                                                                   Connection detail                                        at the
                                                        Voting     --------------------               Amount of             end of
                                Capital                 right      Inter-    Connection              transaction          the period
                               (Millions                ratio      locking       on       Content    (Thousands           (Thousand
Relation   Name     Address     of yen)   Business      (Owned)    director   business   of trade      of yen)   Accounts   of yen)
--------  --------  ---------- --------- ----------- ------------- --------  ----------  ----------- ----------- -------- ----------
Parent     Hikari   Toshima-ku,          Information     Owned                           Payments of             Account
company   Tsushin,   Tokyo      53,409   technology   Direct 81.5%     --       --       seconded      169,318   payable-    11,177
            Inc.                         service     Indirect 0.4%                       employee                other
                                         business                                        salaries
                                                                                                                 Accounts
                                                                                         Payments of             payable-
                                                                                         house rents    9,708    other          781


                                                                                         Payments of    1,197      --           --
                                                                                         rents
------------------------------------------------------------------------------------------------------------------------------------

 (Note) Above transaction amounts are exclusive of consumption tax, however, consumption tax is included in balance at the end of the period for taxable transaction.

     (Transaction condition and decision policy)
    Policy and condition are made by both parties concerns under the agreement.

2 Fellow companies

                                                                                                                            Balance
                                                                   Connection detail                                        at the
                                                        Voting    --------------------               Amount of              end of
                                 Capital                right     Inter-    Connection              transaction           the period
                                (Millions               ratio     locking       on       Content    (Thousands            (Thousand
Relation    Name     Address     of yen)   Business     (Owned)   director   business   of trade      of yen)   Accounts    of yen)
--------   --------  ---------- --------- ----------- ----------  --------  ----------  ----------- ----------- --------  ----------
Subsidiary IE Group, Toshima-ku, 1,822    Sales of                                      Selling                 Accounts
of the      Inc.     Tokyo                office         --          --         --      office       1,383,393  receivable-  236,573
parent                                    automation                                    automation              trade
company                                   equipment                                     equipment

Subsidiary First     Toshima-ku,    10    Sales of                                      Advertisement           Accounts
of the      Charge,  Tokyo                internet       --          --         --      business       365,717  receivable-      387
parent      Inc.                          advertisement                                                         trade
company                                   space

 (Note) Above transaction amounts are exclusive of consumption tax, however, consumption tax is included in balance at the end of the period for taxable transaction.

     (Transaction condition and decision policy)
          Policy and condition are made by both parties concerns under the agreement.

    (Information for amounts per share)

                                                                       Consolidated FY2004
Accounts                                                  (From October 1, 2003 to September 30, 2004)
------------------------------------------------------------------------------------------------------
Net assets per share                                                      JPY265,640.53
Net income per share                                                       JPY57,459.55
Net income per share-diluted                                                         --

    (Note) Basic calculation of net income per share

                          Accounts                                                  Consolidated FY2004
                                                                       (From October 1, 2003 to September 30, 2004)
-------------------------------------------------------------------------------------------------------------------
   Net income (thousands of yen)                                                                            589,994
-------------------------------------------------------------------------------------------------------------------
   Amounts not attributable to common stock (thousands of                                                        --
   yen)
-------------------------------------------------------------------------------------------------------------------
   Net income attributable to common stock (Thousands of                                                    589,994
   yen)
-------------------------------------------------------------------------------------------------------------------
   Average number of shares outstanding during the period                                                    10,268
   (shares)
-------------------------------------------------------------------------------------------------------------------
                                                                         (Unsecured bonds with subscription rights)
      Information of diluted shares, which is not included                                  The 3rd unsecured bonds
   in calculation of interim net income per share for the                                (with subscription rights)
   current period due to no dilutive effect.                                         (Issued on September 27, 1999)
                                                                    Outstanding amounts of subscription rights
                                                                                          JPY1,687,500 thousand
-------------------------------------------------------------------------------------------------------------------
                                                                   Issue price and amount to be credited to
                                                                 common stock account per share of the issuing
                                                                 stock by the exercise of subscription rights.
                                                                 Issue price:                       JPY1,033,520.30

                                                                  Amount to be credited to common stock account
                                                                         per share:                      JPY516,761
-------------------------------------------------------------------------------------------------------------------

     (Significant subsequent events)
        Consolidated FY2004 (From October 1, 2003 to September 30, 2004)

1. Consolidated affiliated companies

         The Crayfish's board of director's meeting held on November 15, 2004 approved to purchase the both of Five Any, Inc (Toshima-ku, Tokyo: unlisted company) and First Charge, Inc. (Toshima-ku, Tokyo: unlisted company) shares from Hikari Tsushin, Inc. (Toshima-ku, Tokyo: TSE code: 9435). As result, the both of Five Any, Inc. and First Charge, Inc. became a subsidiary of Crayfish.

   (1) Reasons for purchasing shares

      The Company belongs to Hikari Tsushin Group that Hikari Tsushin's internet businesses are consolidated into the Company group. This management strategy improves the value of the Company and Hikari Tsushin Grope companies. Therefore, the Company decided to purchase the both share of Five Any and First Charge.

      The aim of this purchasing shares, the Company builds operating base on the internet business and increases its profitability. Moreover, Five Any and First Charge continue to market their business, and the Company advances total internet corporation.

   (2) Corporate profiles
           1)  Company name: Five Any, Inc.
           2)  Representative: Tomoya Hirota
           3)  Registration date: October 2000
           4)  Address: Minami-Ikebukuro 1-16-15, Toshima-ku, Tokyo

           5)  Main business: a) Delivering mobile advertising business
                              b) Sales of mobile adverting space business
                              c) Mobile marketing research business
           6)  Year-end: March 31
           7) Number of employees: 72 employees, including temporary employees (As of the end of May, 2004)
           8)  Amount of capital: JPY1,041 million (As of March 31, 2004)
           9)  Major shareholder: Hikari Tsushin, Inc. 100%
           10) Relation: To market the Company's media business
                     To belong Hikari Tsushin Group
           11) Financial information:
               (Millions of yen)

                  Periods                 FY2003                          FY2004
                                    (From April 1, 2002              (From April 1, 2003
Accounts                             To March 31, 2003)               To March 31, 2004)
-------------------------            -----------------               -----------------
Total assets                               1,792                           1,892
Net sales                                  4,106                           7,110
Ordinary income                              283                              18
Net income                                   320                              73

           1)  Company name: First Charge, Inc.
           2)  Representative: Toshinori Yoshioka
           3)  Registration date: July 2001
           4)  Address: Minami-Ikebukuro 1-16-15, Toshima-ku, Tokyo
           5) Main business: Treating and consulting internet advertisement space
           6)  Year-end: March 31
           7) Number of employees: 24 employees, including temporary employees (As of the end of May, 2004)
           8)  Amount of capital: JPY10 million (As of March 31, 2004)
           9)  Major shareholder: Hikari Tsushin, Inc. 100%
           10) Relation: To market with the Company's media business
                      To belong Hikari Tsushin Group
           11) Financial information:

                                                               (Millions of yen)

                  Periods                 FY2003                                 FY2004
                                    (From April 1, 2002                     (From April 1, 2003
Accounts                             To March 31, 2003)                      To March 31, 2004)
-------------------------            -----------------                      -----------------
Total assets                               852                                  1,729
Net sales                                  675                                  1,891
Ordinary income                            374                                    904
Net income                                 201                                    505

   (3) Outline of purchasing shares
    1) Five Any, Inc.
           a) Number of overtaking shares: 19,788 shares
           b) Investment ratio after purchased: 95%
           c) Amount of purchasing shares: To be decided
           d) Method of raising funds: Own fund
           e) Payment method: All amount transfers direct deposit in a month from devolved date
           f) Purchasing target date: Before the end of the year
           g) Purchase from: Hikari Tsushin, Inc.

    2) First Charge, Inc.
           a) Number of overtaking shares: 190 shares
           b) Investment ratio after purchased: 95%
           c) Amount of purchasing shares: To be decided
           d) Method of raising funds: Own fund
           e) Payment method: All amount transfers direct deposit in a month from devolved date
           f) Purchasing target date: Before the end of the year
           g) Purchase from: Hikari Tsushin, Inc.


(4) Planning date for purchasing the Company's shares
   1) Five Any, Inc.: Before the end of the year
   2) First Charge, Inc.: Before the end of the year

(5) Impact to future performance business
 Consolidated Earning Forecasts for FY2005 is included the both financial performance of Five Any and First Charge.

2. Changing the number of shares outstanding and the amount of capital by using the right of unsecured bonds.
   Outline for used the right
      a) Shares, capital and capital reserve have been increased on November 17, 2004 by used the right of the 3rd unsecured bonds as follows:
                           Number of shares: 36 shares
                           Capital: JPY18,603 thousands
                           Capital reserve: JPY18,603 thousands

      b) Shares, capital and capital reserve have been increased on November 24, 2004 by used the right of the 3rd unsecured bonds as follows:
                           Number of shares: 798 shares
                           Capital: JPY412,375 thousands
                           Capital reserve: JPY416,500 thousands

    From above results, the filling date of the number of shares outstanding is 11,102 shares, amount of capital is JPY997,663 thousands and the amount of capital reserve is JPY900,391 thousands.

    Outstanding amounts of subscription rights is JPY4,125 thousands.

     e) (Consolidated schedule)
          (Bonds schedule)
             Not applicable.
          (Loans payable schedule)
             Not applicable.

   (2) (Others)
             Not applicable.

2 (Financial statements)
   (1) (Financial statements)
     a) (Balance sheets)

                                                           FY2003                               FY2004
                                                 (As of September 30, 2003)           (As of September 30, 2004)
-----------------------------------------------------------------------------------------------------------------------
                                     Note                                 Ratio                                 Ratio
             Accounts               number    Amounts (Thousands of yen)   (%)     Amounts (Thousands of yen)    (%)
-----------------------------------------------------------------------------------------------------------------------
             (Assets)
  I Current Assets
   1 Cash on hand in banks                                  1,930,519                             2,577,180
   2 Accounts receivable-trade       N 2                      125,194                               337,558
   3 Securities                                               200,795                               200,803
   4 Commodities                                                2,365                                36,190
   5 Inventories                                               25,580                                    --
   6 Prepaid expense                                            4,557                                 4,816
   7 Deferred tax assets                                           --                                93,587
   8 Accounts receivable-others                                18,738                                 4,211
   9 Official credit deposit         N 3                      782,081                                    --
   10 Others                                                      663                                   342
   11 Allowance for doubtful
      accounts                                                 (9,264)                               (5,401)
                                                          -----------                           -----------
     Total current assets                                   3,081,232     98.5                    3,249,289     97.5
  II Fixed Assets
   1 Tangible fixed assets
    (1) Property                               3,062                                4,062
      Accumulated depreciation                   614            2,447                 997             3,064
                                           ---------                             --------
    (2) Equipment                             92,981                               70,440
      Accumulated depreciation                68,261           24,719              56,443            13,996
                                           --------------------------            --------------------------
     Total tangible assets                                     27,166      0.9                       17,061     0.5
   2 Intangible assets
    (1) Software                                                7,148                                23,766
    (2) Software in-progress                                       --                                 4,000
    (3) Telephone rights                                        1,200                                 1,200
                                                          -----------                           -----------
     Total intangible assets                                    8,348      0.2                       28,966     0.9
   3 Investments and others
    (1) Securities                                                  1                                     1
    (2) Investment in subsidiary    N 4                        10,000                                10,000
    (3) Claims for bankruptcy                                 260,820                                49,344
    (4) Guaranty deposits                                       2,289                                 2,289
    (5) Allowance for doubtful
        accounts                                             (260,820)                              (24,672)
                                                          -----------                           -----------
     Total investments and others                              12,290      0.4                       36,962     1.1

                                                          -----------                           -----------
     Total fixed assets                                        47,806      1.5                       82,990     2.5
                                                          -----------                           -----------
     Total assets                                           3,129,038    100.0                    3,332,279   100.0
                                                          -----------                           -----------

                                                               FY2003                               FY2004
                                                     (As of September 30, 2003)           (As of September 30, 2004)
---------------------------------------------------------------------------------------------------------------------------
                                         Note                                   Ratio                                 Ratio
                Accounts                number    Amounts (Thousands of yen)     (%)        Accounts                   (%)
---------------------------------------------------------------------------------------------------------------------------
              (Liabilities)
  I Current liabilities
   1 Accounts payable trade                                        135,062                              538,715
   2 Accounts payable-others                                        44,270                               41,032
   3 Accrued expenses                                                8,864                                  737
   4 Income taxes payable                                            1,191                                1,205
   5 Consumption taxes payable                                          --                                2,907
   6 Advance received                                                1,261                                1,626
   7 Deposit received                                                1,143                                1,280
   8 Accrued bonuses                                                 9,119                                7,025
   9 Allowance for settlement
     litigation                                                    782,081                                   --
   10 Warrant                                                        8,437                                8,437
   11 Others                                                             5                                   --
                                                              ------------                         ------------
     Total current liabilities                                     991,436     31.7                     602,968       18.1
                                                              ------------                         ------------
     Total liabilities                                             991,436     31.7                     602,968       18.1
                                                              ------------                         ------------

         (Shareholders' Equity)
  I Common Stock                         N 1,5                     566,685     18.1                     566,685       17.0
  II Capital Surplus
   1 Additional paid-in capital           N 5     465,101                              465,101
                                                ---------                            ---------
     Total capital surplus                                         465,101     14.9                     465,101       14.0
  III Earning Surplus
   1 Retained earning                           1,105,815                            1,697,524
                                                ---------                            ---------
     Total earning surplus                                       1,105,815     35.3                   1,697,524       50.9
                                                              ------------                         ------------
     Total shareholders' equity                                  2,137,602     68.3                   2,729,311       81.9
                                                              ------------                         ------------
     Total liabilities and
     shareholders' equity                                        3,129,038    100.0                   3,332,279      100.0
                                                              ------------                         ------------

     b) (Statement of loss / income)

                                                                 FY2003                                 FY2004
                                                    (From October 1, 2002 to                (From October 1, 2003 to
                                                       September 30,  2003)                    September 30, 2004)
                                                 ----------------------------------------------------------------------------
                                         Note                                  Ratio                                 Ratio
                Accounts                number   Amounts (Thousands of yen)     (%)      Amounts (Thousands of yen)    (%)
-----------------------------------------------------------------------------------------------------------------------------
  I Net Sales
   1 Server                                        1,436,536                               1,106,702
   2 Commodity sales                                 199,300                               1,659,405
   3 Media                                           123,830                                 473,111
   4 Other                                             8,496     1,768,165      100.0         54,605     3,293,824    100.0
                                                   ---------                               ---------
  II Cost of sales
   1 Server                                          432,766                                 335,426
   2 Commodity sales                                 130,144                               1,456,728
   3 Media                                            86,709                                 321,323
   4 Other                                                --       649,620       36.7         38,020     2,151,499     65.3
                                                   -----------------------                 -----------------------
     Gross profit                                                1,118,544       63.3                    1,142,325     34.7
  III Selling General and
    Administrative Expenses
   1 Sales commissions                                    --                                 122,576
   2 Advertisement                                     3,595                                  22,495
   3 Bad debts expenses                                4,221                                   7,170
   4 Provision for doubtful accounts                     919                                  30,073
   5 Directors' remunerations                         60,551                                  55,340
   6 Salaries expenses                               131,248                                 153,827
   7 Legal welfare costs                              19,864                                  20,939
   8 Bonuses                                           5,003                                   5,511
   9 Provision for bonuses                             9,119                                   7,025
   10 Traveling and transportation
      expenses                                         2,303                                   5,070
   11 Commissions paid                               118,237                                  77,998
   12 Rent expenses                                   17,493                                   8,675
   13 Depreciation                                    22,554                                  10,899
   14 Research and development costs      N 1            500                                      --
   15 Others                                         111,694       507,307       28.7         96,729       624,334     19.0
                                                   -----------------------                 -----------------------
     Operating expenses                                            611,237       34.6                      517,991     15.7
  IV Non-operating Income
   1 Interest                                            340                                      59
   2 Securities interest                                  10                                       9
   3 Foreign currency exchange gain                      235                                     267
   4 Financial guide costs                            12,924                                      --
   5 Interest on tax refund                               --                                     204
   6 Miscellaneous income                 N 2          4,078        17,588        1.0             86           626      0.0
                                                   ---------                               ---------

                                                                      FY2003                                FY2004
                                                        (From October 1, 2002 to                 (From October 1, 2003 to
                                                          September 30, 2003)                       September  30, 2004)
-----------------------------------------------------------------------------------------------------------------------------------
                                                Note                                Ratio                                  Ratio
                    Accounts                   number   Amounts (Thousands of yen)   (%)    Accounts (Thousands of yen)     (%)
-----------------------------------------------------------------------------------------------------------------------------------
  V Non-operating Expenses
   1 Provision for bad debts                                   320                                    --
   2 Depreciation                                            5,249                                    --
   3 Litigation costs                                       23,907                                 8,991
   4 Costs for special dividends in                          4,412                                    --
      connection with capital reduction
   5 Rent expenses                               N 2            --                                 1,529
   6 Miscellaneous losses                                      158        34,048      2.0            887        11,408      0.3
                                                           ---------------------               -----------------------
     Ordinary income                                                     594,778     33.6                      507,209     15.4
  VI Special Gain
   1 Profit on disposal of fixed assets          N 3        14,017                                    --
   2 Reversal of allowance for doubtful                      1,713                                    69
     accounts
   3 Collections of accounts previously
       wrote-off                                            11,201        26,932      1.5            584           653      0.0
                                                           -------                             ----------
  VII Special Losses
   1 Loss on sales of fixed assets               N 4         4,417                                    --
   2 Loss on retirement of fixed assets          N 5        47,811                                 4,954
   3 Head-office moving expenses                            18,303                                    --
   4 Provision for settlement of litigation                782,081                                    --
   5 Bad debts                                                  --       852,614     48.2          3,576         8,531      0.2
                                                           ---------------------               -----------------------
     (Loss) Income before income taxes                                  (230,903)   (13.0)                     499,331     15.2
      Corporate, inhabitants and enterprise                                1,210                   1,210
      taxes
     Income tax deferred                                                      --      0.1       (93,587)      (92,377)     (2.8)
                                                                       ---------                             ---------
     Net (loss) income                                                  (232,113)   (13.1)                     591,708     18.0
     Retained earning at the beginning of
       the period                                                      1,337,929                             1,105,815
                                                                       ---------                             ---------
     Retained earning at the end of the period                         1,105,815                             1,697,524
                                                                       ---------                             ---------


     Detail list of cost of sales
        A Detail list of cost of sales for server business

                                                              FY2003                               FY2004
                                                (From October 1, 2002 to                  (From October 1, 2003 to
                                                   September 30, 2003)                       September  30, 2004)
--------------------------------------------------------------------------------------------------------------------------
                                        Note                                 Ratio                                 Ratio
               Accounts                number  Amounts (Thousands of yen)    (%)     Accounts (Thousands of yen)    (%)
--------------------------------------------------------------------------------------------------------------------------
  I Material Costs                                                 84,407     19.5                       78,129     23.3
  II Outsourcing costs                                              9,068      2.1                        7,661      2.3
  III Other costs
   1 Domain related expense                         34,057                               28,218
   2 Depreciation expense                            1,258                                   --
   3 Outsourcing expense for part
     of operation                                  301,562                              219,289
   4 Others                                          2,412        339,290     78.4        2,128         249,635     74.4
                                                   ----------------------               -----------------------
    Cost of sales for server
    business                                                      432,766    100.0                      335,426    100.0
                                                                  -------                               -------

     (Method of cost calculation)
          The Company's calculation for cost of sales is actual based on specific identification method.

          B Detail list of cost of sales for commodity sales business

                                                         FY2003                               FY2004
                                           (From October 1, 2002 to                   (From October 1, 2003 to
                                             September  30, 2003)                       September  30, 2004)
--------------------------------------------------------------------------------------------------------------------
                                   Note                                 Ratio                                 Ratio
             Accounts             number    Amounts (Thousands of yen)   (%)    Accounts (Thousands of yen)    (%)
--------------------------------------------------------------------------------------------------------------------
   Inventory at the beginning
   of the period                                                  --       --                        2,365      0.2
   Goods purchased during
   current year                                              132,509    100.0                    1,490,009     99.8
                                                             -------                             ---------
               Total                                         132,509    100.0                    1,492,374    100.0
   Inventory at the end of the
   period                                                      2,365                                35,645
                                                             -------                             ---------
   Cost of sales for others                                  130,144                             1,456,728
                                                             -------                             ---------


     C Detail list of cost of sales for media business

                                                        FY2003                                FY2004
                                          (From October 1, 2002 to                   (From October 1, 2003 to
                                             September 30, 2003)                        September  30, 2004)
--------------------------------------------------------------------------------------------------------------------
                                   Note                                 Ratio                                 Ratio
             Accounts             number    Amounts (Thousands of yen)   (%)    Accounts (Thousands of yen)    (%)
--------------------------------------------------------------------------------------------------------------------
   Inventory at the beginning
   of the period                                                  --       --                           --       --
   Goods purchased during                                     86,709    100.0                      321,868    100.0
   current year
                                                             -------                             ---------
               Total                                          86,709    100.0                      321,868    100.0
   Inventory at the end of the
   period                                                         --                                   544
                                                             -------                             ---------
   Cost of sales for others                                   86,709                               321,323
                                                             -------                             ---------

     c) (Statement of cash flow)

                                                                                  FY2003
                                                                         (From October 1, 2002 to
                                                                           September 30,  2003)
---------------------------------------------------------------------------------------------------
                        Accounts                       Note number       Amounts (Thousands of yen)
---------------------------------------------------------------------------------------------------
   I Cash flows from operating activities
1  Loss on before income taxes                                                             (230,903)
2  Depreciation and amortization                                                             29,063
3  Amortization for securities                                                                  997
4  Decrease in allowance for doubtful accounts                                                 (787)
5  Increase in accrued bonuses                                                                2,104
6  Increase in allowance for litigation
     settlement                                                                             782,081
7  Interest and dividend                                                                       (340)
8  Gain on sales of property and equipment                                                  (14,017)
9  Loss on sales of property and equipment                                                    4,417
10 Loss on disposal of property and equipment                                                47,811
11 Increase in accounts receivable-trade                                                  (102,295)
12 Increase in official credit deposit                                                     (782,081)
13 Decrease in account receivable-trade                                                      42,909
14 Increase in other assets                                                                 (10,859)
15 Increase in accounts payable                                                              86,137
16 Decrease in other liabilities                                                            (70,501)
                                                                                          ---------
   Subtotal                                                                                (216,263)
                                                                                          ---------
17 Interest and dividend received                                                               362
18 Income taxes paid                                                                         (3,292)
                                                                                          ---------
    Net cash used in operating activities                                                  (219,193)
                                                                                          ---------

                                                                                 FY2003
                                                                   (From October 1, 2002
                                                                   to September 30, 2003)
-----------------------------------------------------------------------------------------------------
                         Accounts                         Note number      Amounts (Thousands of yen)
-----------------------------------------------------------------------------------------------------
II Cash flows from investing activities
  1 Deposit in time deposit                                                                (200,000)
  2 Refunds from time deposit                                                               200,000
  3 Purchase of property and equipment                                                       (4,006)
  4 Proceeds from sales of property and equipment                                            97,545
  5 Purchase of subsidiaries securities                                                     (10,000)
  6 Proceeds from other investment                                                           26,094
                                                                                        -----------
      Net cash provided by investing activities                                             109,633
                                                                                        -----------
III Cash flows financing activities
  1 Proceeds from issuance of new shares                                                      4,000
  2 Payment for special dividend in connection with
    capital reduction                                                                   (14,375,200)
                                                                                        -----------
      Net cash provided by financing activities                                         (14,371,200)
                                                                                        -----------
    Net decrease in cash and cash equivalents                                           (14,480,760)
                                                                                        -----------
   Cash and cash equivalents at the beginning of
   the period                                                                            16,412,076
                                                                                        -----------
   Cash and cash equivalents at the end of the
   period                                                                                 1,931,315
                                                                                        -----------

        (Note) FY2004 (From October 1, 2003 to September 30, 2004) is not stated, because of introduction of consolidated FY2004 financial statements.

     d) (Statement of retained earnings)

                                                                        FY2003                               FY2004
                                                               (As of December 19, 2003)            (As of December 22, 2004)
------------------------------------------------------------------------------------------------------------------------------------
                                                  Note
                    Accounts                     number            Amounts (Thousands of yen)           Amounts (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------------------
I   Retained earning                                                             1,105,815                            1,697,524
II  Appropriation retained earning                                                      --                                   --
                                                                                 ---------                            ---------
III Retained earning brought forward to the
    next fiscal year                                                             1,105,815                            1,697,524
                                                                                 ---------                            ---------

    (Note) The date is resolution of shareholders' meeting date.

   Significant accounting policy

                                               FY2003                                          FY2004
                                      (From October 1, 2002 to                       (From October 1, 2003 to
              Items                      September 30, 2003)                             September 30, 2004)
----------------------------------------------------------------------------------------------------------------------
1 Basis methods of valuation        (1) Subsidiary shares                       (1) Subsidiary shares
  of securities                           Cost method based on average                Same as left
                                          method
                                    (2) Other securities                        (2) Other securities
                                          No market quotation                         No market quotation
                                          Cost method based on average method         Same as left

2 Basis and methods of              (1) Product                                 (1) Product
  valuation of inventory assets           Cost method based on average method         Same as left


3 Depreciation and                  (1) Property and equipment                  (1) Property and equipment
  amortization of fixed assets        Declining balance method                        Declining balance method
                                      The estimated useful lives are                  The estimated useful lives are
                                         described as follows:                          described as follows:
                                      Building 15 years                                Building 15 years
                                      Property and equipment 3 to 8 years              Property and equipment 3 to 8 years
                                      Used asset is not included.
                                    (2) Intangible fixed assets                 (2) Intangible fixed assets
                                          Software used for the Company's             Same as left
                                      operation is amortized on the
                                      straight-line method over the
                                      estimated useful life of 5 years.

4 Basis for calculation of          (1) Allowance for doubtful accounts         (1) Allowance for doubtful accounts
  allowances                            Allowance for doubtful accounts               Same as left
                                    is provided based on past experience
                                    for normal receivables and on an
                                    estimate of the collectibility of
                                    receivables and on an estimate of the
                                    collectibility of receivables from
                                    companies in financial difficulties.
                                    (2) Accrued bonuses                         (2) Accrued bonuses
                                      Accrued bonuses are provided for                Same as left
                                    the payment of employees' bonuses based on
                                    estimated amounts of future payments
                                    attributed to the current period.
                                     (Additional information) The period
                                    referred for bonus payment has been changed
                                    in the current period. As a result,
                                    operating income, ordinary income and net
                                    income are less accounted
                                    for JPY4,559 thousands, compared                        --------
                                    with when the existing bonuses
                                    payment period.
                                    (3) Allowance for settlement
                                        The Company has recorded the
                                     amount it expects to pay for
                                     settlement of the class action
                                     related to the Company's US public
                                     listing on US Nasdaq.
                                        (Additional information)
                                    The plaintiffs in the above action
                                     had sought damages, costs and expenses of
                                     an unspecified amount. The settlement
                                     agreement with the Plaintiffs on June 6,
                                     2003 permits the Company to reasonably
                                     estimate the cost to settle and bring to an
                                     end the litigation and, accordingly, the
                                     Company recorded a settlement allowance                --------
                                     amount pursuant to the content of the
                                     settlement agreement for the current interim
                                     financial accounting period.

                                                  FY2003                                       FY2004
                                         (From October 1, 2002 to                      (From October 1, 2003 to
              Items                         September 30, 2003)                           September 30, 2004)
----------------------------------------------------------------------------------------------------------------------
5 Cash and cash equivalents        Cash on hand, bank deposit at any                     --------
  in statement of cash flow        time, and short-term investment with
                                   low-risk and with maturity within
                                   three months after acquisition.
----------------------------------------------------------------------------------------------------------------------
6 Others                          (1) Accounting for consumption taxes            (1) Accounting for consumption taxes
                                  Consumption taxes are excluded                      Same as left
                                   from transaction accounts.
                                  (2) Accounting for Treasury Stock
                                  and reversal of Additional Paid-in
                                  Capital and Legal Reserve, etc.
                                     Since the current period, the
                                  Company has adopted "Accounting
                                  Standard for Treasury Stock and
                                  Reversal of Additional Paid-in
                                  Capital and Legal Reserve, etc"
                                  (Statement of Accounting Board of
                                  Japan No.1 issued on Feb. 21, 2002).
                                  There is no effect on gain and loss
                                  due to this adoption.                                  --------
                                     The capital section of annual
                                  balance sheets, based on the
                                  revision of the balance sheet rules.
                                  (3) Accounting Standard for net
                                  income per share.
                                    Since the current period, the
                                  Company has adopted "Accounting
                                  Standard for Net Income per
                                  share"
                                    (Statement of Accounting Standard Board of
                                  Japan No.2, issued on Sept. 25, 2002) and "The
                                  Guidance for Implementation of the Accounting
                                  Standard for Net Income per Share" (The
                                  guidance for implementation of statement of
                                  Accounting Standard Board of Japan No.4,
                                  issued on Sept. 25, 2002). There is no effect on       --------
                                  per share information of FY 2002 resulting from
                                  the adoption of those rules.
----------------------------------------------------------------------------------------------------------------------


     Change in presentation of financial statements

                        FY2003                                                   FY2004
     (From October 1, 2002 to September 30, 2003)             (From October 1, 2003 to September 30, 2004)
-------------------------------------------------------------------------------------------------------------------
(Balance Sheet)                                                                --------
  "Supplies", was stated separately in current assets
in previous fiscal year, is stated with "Others" in the
current  fiscal year, because its importance became low.
  "Supplies" for current fiscal year is JPY 18 thousand.
(Statement of Operation)                                    (Statement of Operation)
  "Sales consigned commission" was stated separately        1. The Company had previously described its e-mail
in Selling, General and Administrative Expense in           hosting service offering under the name "DESKWING" as
previous fiscal year, is stated with "Others" in the        Hosting Business, however, in the fiscal year ending
current fiscal year, because the ration of total            September 30, 2004 the description has changed to
amount in Selling, General and Administrative Expense       Server Business.
became low.                                                 2.  Commission fee became larger than 5/100 of the
  "Sales consigned commission" for current fiscal           total amount of Selling General and administrative
year is JPY 71 thousand.                                    Expense, it is disclosed separately from selling,
                                                            general expense. Previous fiscal year was JPY24,627,
                                                            which was included in selling, general and
                                                            administrative expense.
                                                            3.  Interest on refund became larger than 10/100 of
                                                            the total amount of non-operating income, it is
                                                            disclosed separately from selling, general expense.
                                                            Previous fiscal year was JPY757 thousand, which was
                                                            included in miscellaneous income.
-------------------------------------------------------------------------------------------------------------------

     Additional information

                          FY2003                                                   FY2004
       (From October 1, 2002 to September 30, 2003)             (From October 1, 2003 to September 30, 2004)
-------------------------------------------------------------------------------------------------------------------
                         --------                           (Consolidated taxation system)
                                                             The Company was authorized to pay taxes by using
                                                            consolidated taxation system in consolidated FY2004,
                                                            therefore the Company follows the system in tax
                                                            payment and tax consequence. There is no affection by
                                                            this change.
-------------------------------------------------------------------------------------------------------------------

     Note
     (For balance sheets)

                       FY2003                                                           FY2004
             (As of September 30, 2003)                                       (As of September 30, 2004)
--------------------------------------------------------------------------------------------------------------------------------
N1 Number of shares authorized to be issued by the                       N1 Number of shares authorized to be issued by the
Company and total number of shares outstanding.                          Company and total number of share outstanding.

Number of shares authorized to be issued (Normal share):                 Number of shares authorized to be issued (Normal share):
40,996 shares                                                            40,996 shares
Number of shares outstanding (Normal share): 10,268 shares               Number of shares outstanding (Normal share): 10,268
                                                                         shares
--------------------------------------------------------------------------------------------------------------------------------
N2 Assets and liabilities for affiliates                                        --------
Accounts receivable-trade:  JPY83,327 thousand
--------------------------------------------------------------------------------------------------------------------------------
N3 JPY782,081 thousand is on deposit in an escrow
account pursuant to the settlement of the US class
action related to the Company's public offering on                              --------
the US NASDAQ.
--------------------------------------------------------------------------------------------------------------------------------
N4 JPY10,000 thousand is a payment of subscription
money for a subsidiary, Cyber Joy Inc., established                             --------
on October 1, 2003.
--------------------------------------------------------------------------------------------------------------------------------
N5 Special dividend in connection with capital reduction
Special dividend in connection with Capital reduction effective
September 9, 2003 was resolved at the shareholders meeting on
July 31, 2003, and the dividend was paid on September 30, 2003.
   Decrease in capital               JPY7,495,640 thousand                      --------
   Decrease in capital reserve       JPY6,879,560 thousand
   --------------------------------------------------------
   Total amount of reduced capital   JPY14,375,200 thousand
--------------------------------------------------------------------------------------------------------------------------------


     (For statement of operation)                                            (Thousands of yen)
-------------------------------------------------------------------------------------------------------------------
                         FY2003                                                   FY2004
      (From October 1, 2002 to September 30, 2003)             (From October 1, 2003 to September 30, 2004)
-------------------------------------------------------------------------------------------------------------------
N1 Research and development cost included in administrative                    --------
   expenses.


                                                     JPY500
-------------------------------------------------------------------------------------------------------------------
N2 Transaction of related parties                              N2 Transaction of related parties
     Miscellaneous income                          JPY2,321    Rent fee                                     1,197

-------------------------------------------------------------------------------------------------------------------
N3 Gain on sales of fixed assets is as follows.                                --------
     Equipments                                   JPY14,017

-------------------------------------------------------------------------------------------------------------------
N4 Loss on sale of fixed assets is as follows:
     Equipments                                    JPY3,935
     Telephone rights                                JPY482                    --------
     ------------------------------------------------------
     Total                                         JPY4,417
 -------------------------------------------------------------------------------------------------------------------
N5 Loss on disposal of fixed assets is as follows:             N5 Loss on disposal of fixed assets is as follows:


     Building                                      JPY4,766
     Equipments                                   JPY37,397     Equipments                                 JPY4,954
     Software                                      JPY4,628     ---------------------------------------------------
     Telephone rights                              JPY1,019     Total                                      JPY4,954
     ------------------------------------------------------
     Total                                        JPY47,811

    (For statements of cash flows)                                                        (Thousands of yen)
------------------------------------------------------------------------------------------------------------
                          FY2003                                                   FY2004
       (From October 1, 2002 to September 30, 2003)             (From October 1, 2003 to September 30, 2004)
------------------------------------------------------------------------------------------------------------
  The following is the relation between cash and                               --------
cash equivalents at the end of the year and the
items listed in balance sheets
  Cash on hand and in banks            JPY1,930,519
  Time deposits with maturity more
    than 3 months                       JPY(200,000)
  Securities                             JPY200,795
  -------------------------------------------------
  Cash and cash equivalents            JPY1,931,315
------------------------------------------------------------------------------------------------------------

    (Note) Annual FY2004 (From October 1, 2003 to September 30, 2004) is stated in notes to consolidated financial statements for nine months period.


    (For lease transaction)
-------------------------------------------------------------------------------------------------------------------
                          FY2003                                                   FY2004
       (From October 1, 2002 to September 30, 2003)             (From October 1, 2003 to September 30, 2004)
-------------------------------------------------------------------------------------------------------------------
 There are no significant transactions to be
   disclosed                                                    Same as left
-------------------------------------------------------------------------------------------------------------------

     (For securities)
        FY2003 (From October 1, 2002 to September 30, 2003)
1 Other securities sold in FY2003
        Not applicable

2 Carrying value of major securities whose fair values are not available.

------------------------------------------------------------------------------------------------
         Category                                              Carrying value (Thousands of yen)
------------------------------------------------------------------------------------------------
   Other securities
       Free financial funds                                                JPY200,795
------------------------------------------------------------------------------------------------

        FY2004 (From October 1, 2003 to September 30, 2004)
           There is no investment in subsidiaries with market value. No current prices of major securities are stated in note to consolidated financial statements.

     (For derivative transaction)
        FY2003(From October 1, 2002 to September 30, 2003)
           The Company does not engage in derivative transactions and, therefore, this item is not applicable.
           FY2004 (From October 1, 2003 to September 30, 2004) is not stated because of preparing consolidated annual FY2004 financial statements.

     (Tax effect accounting)

                       FY2003                                                    FY2004
             (As of September 30, 2003)                                (As of September 30, 2004)
---------------------------------------------------------------------------------------------------------------------
1 Significant components of deferred tax assets and           1 Significant components of deferred tax assets and
  liabilities                                                   liabilities
  (Deferred tax assets)                                         (Deferred tax assets)


  Net operating loss carried forward  JPY3,971,292 thousands    Net operating loss carried forward
  Allowance for doubtful accounts       JPY109,978 thousands                                   JPY4,107,915 thousands
  Depreciation expense                  JPY 15,239 thousands    Allowance for doubtful accounts  JPY106,127 thousands
  Software                              JPY 24,113 thousands    Software                          JPY16,075 thousands
  Allowance for settlement liabilities JPY 328,865 thousands    Others                             JPY3,158 thousands
  Others                                 JPY 3,544 thousands                                 ------------------------
                                   -------------------------    Subtotal deferred tax assets   JPY4,233,277 thousands
  Subtotal deferred tax assets       JPY 4,453,032 thousands    Valuation allowance          JPY(4,139,690) thousands
  Valuation allowance              JPY (4,453,032) thousands                                 ------------------------
                                   -------------------------    Total deferred tax assets         JPY93,587 thousands
  Total deferred tax assets                               --
                                   -------------------------

2 The reconciliation between the effective tax rates          2 The reconciliation between the effective tax rates
  reflected in the consolidated financial statements            reflected in the consolidated financial statements
  and statutory tax rate.                                       and statutory tax rate.
                                                                Statutory tax rate                              42.0%
  Description hereto is omitted due to net loss in              Tax disallowance for entertainment expense       0.4%
  fiscal year 2003.                                             Amount of inhabitants tax                        0.2%
                                                                Valuation allowance                            (60.7%)
                                                                Others                                          (0.4%)
                                                                                                               ------
                                                                Effective tax rates after adoption of tax-effect
                                                                accounting                                     (18.5%)
                                                                                                               ------
3 Statutory tax rate used in the calculation of                                --------
  non-current deferred tax assets and liabilities is changed from 42.05% to
  40.69, due to "Law of amending parts of Local tax" amended at March 31, 2003.
-------------------------------------------------------------------------------------------------------------------

     (Income and loss in equity method) FY2003 (From October 1, 2002 to
        September 30, 2003)
             Not applicable
        FY2004(From October 1, 2003 to September 30, 2004) is not stated, because of preparing consolidated annual FY2004 financial statements.

     (Trade with related parties)
        FY2003 (From October 1, 2002 to September 30, 2003)

1 Parents companies and main shareholder company

                                                                                                                            Balance
                                                                   Connection detail                                        at the
                                                        Voting     --------------------               Amount of             end of
                                 Capital                 right      Inter-   Connection              transaction          the period
                                (Millions                ratio      locking      on       Content    (Thousands           (Thousand
Relation   Name     Address      of yen)   Business     (Owned)    director   business   of trade      of yen)   Accounts   of yen)
--------  --------  ----------  --------- ----------- ------------ --------  ----------  ----------- ----------- -------- ----------
Parent     Hikari   Toshima-ku,          Information                                    Payment of              Account
company    Tsushin,  Tokyo      53,294    technology   (81.5%)      1 person    --       seconded      81,155    Payable-   13,684
           Inc.                           service                                         employee                other
                                                                                         salaries

                                                                                         Payment of
                                                                                         headquarter    4,703     --           --
                                                                                         relocation
                                                                                           cost
------------------------------------------------------------------------------------------------------------------------------------

  (Note) Above transaction amounts are exclusive of consumption tax, however, consumption tax is included in balance at the end of period for taxable transaction.

(Transaction condition and decision policy)
  Policy and condition are made by both parties concerns under the agreement

2 Fellow subsidiaries

                                                                                                                          Balance at
                                                                   Connection detail                                        at the
                                                        Voting    --------------------               Amount of              end of
                                 Capital                right     Inter-    Connection              transaction           the period
                                (Millions               ratio     locking       on       Content    (Thousands             (Thousand
Relation    Name     Address     of yen)   Business     (Owned)   director   business   of trade      of yen)   Accounts     of yen)
--------   --------  ---------- --------- ----------- ----------  --------  ----------  ----------- ----------- --------  ----------
Subsidiary IE Group, Toshima-ku, 1,822     Sales of       --        --         --       Sales of                Accounts
of parent     Inc.    Tokyo                 office                                      Software     139,843    receivable   49,694
 company                                   automation                                                           -trade
                                           equipment

Subsidiary  Business Toshima-ku,    10       Other        --      2 persons    --       Consulting    12,924       --        --
of parent   Partner,  Tokyo                 business                                    fee
 company      K.K.

    (Note) Above transaction amounts are exclusive of consumption tax, however, consumption tax is included in balance at the end of period for taxable transaction.

(Transaction condition and policy)
     Policy and condition are made by both parties pursuant to mutual agreement.

     FY2004 (From October 1, 2002 to September 30, 2003) is not stated, because of preparing consolidated annual FY2004 financial statements.

     (Amounts per share)

                                                             FY2003                                FY2004
                                             (From October 1, 2002 to               (From October 1, 2002 to
         Categories                             September 30, 2003)                    September 30, 2003)
--------------------------------------------------------------------------------------------------------------
Net assets per share                                       JPY208,180.98                         JPY265,807.47
Net (loss) income per share-basic                         JPY(22,612.17)                          JPY57,626.48
Net income per share-diluted                                          --                                    --
                                         Since the current year, the
                                         Company has adopted "Accounting
                                         Standard for Net Income per
                                         Share" (Statement of Accounting
                                         Standard Board of Japan No.2,
                                         issued on Sept. 25, 2002) and
                                         "The Guidance for Implementation
                                         of the Accounting Standard for
                                         Net Income per Share" (The
                                         guidance for implementation of
                                         statement of Accounting Standard
                                         Board of Japan No.4, issued on
                                         Sept. 25, 2002).
                                           There is no effect on per share
                                         information of the current period
                                         and FY2002 by the adoption of
                                         both rules.
--------------------------------------------------------------------------------------------------------------

(Note) 1 Net income per share-diluted is not stated in FY2003, because net loss was recorded in annual FY2003. Moreover, diluted shares is not dilutive effect in FY2004, therefor FY2004 is not stated

         2 Net income per share - basic for the current year is calculated using the following base.

                                                    FY2003                                   FY2004
                                           (From October 1, 2002 to                 (From October 1, 2002 to
           Items                              September 30, 2003)                      September 30, 2003)
--------------------------------------------------------------------------------------------------------------
Current net (loss) income                                      (232,113)                               591,708
(Thousands of yen)
--------------------------------------------------------------------------------------------------------------
Amount not attributable to common                                     --                                    --
stock            (Thousands of yen)
--------------------------------------------------------------------------------------------------------------
Net (loss) income attributable to
common stock
                 (Thousands of yen)                             (232,113)                              591,708
--------------------------------------------------------------------------------------------------------------
Average number of shares
outstanding during the                                            10,264                                10,268
year                       (Shares)
--------------------------------------------------------------------------------------------------------------
  Information of diluted shares,       (Stock Option)                        (unsecured bonds with subscription
which is not included in               Resolution at Extraordinary                                      rights)
calculation of net income per          Shareholders' Meeting on May 31,                 The 3rd unsecured bonds
share - diluted for the current        2000                                               (with stock warrants)
year due to no dilative effect.        Amounts Paid: JPY 3,000 thousand     Face amounts JPY1,687,500 thousands
                                       (unsecured bonds with subscription
                                       rights)
                                       The 3rd unsecured bonds
                                       (with stock warrants)                  These outlines are stated on
                                       Face amount: JPY1,687,500 thousand   "4. CORPORATE INFORMATION, 1.
                                                                            Information of shares, 2.
                                       These outlines are stated on         Acquisition of treasury stock."
                                       "4. CORPORATE INFORMATION, 1.
                                       Information of shares, 2.
                                       Acquisition of treasury stock."
--------------------------------------------------------------------------------------------------------------

     (Significant subsequent event)

  FY2003 (From October 1, 2002 to September 30, 2003)
     Not applicable.

  FY2004 (From October 1, 2003 to September 30, 2004)
1. Newly consolidated two affiliated companies

      The Crayfish's board of director's meeting held on November 15, 2004 approved to purchase the both of Five Any, Inc (Toshima-ku, Tokyo: unlisted company) and First Charge, Inc. (Toshima-ku, Tokyo: unlisted company) shares from Hikari Tsushin, Inc. (Toshima-ku, Tokyo: TSE code: 9435). As result, the both of Five Any, Inc. and First Charge, Inc. became a subsidiary of Crayfish.

 (1) Reasons for purchasing shares
       The Company belongs to Hikari Tsushin Group that Hikari
     Tsushin's internet businesses are consolidated into the Company group. This management strategy improves the value of the Company and Hikari Tsushin Grope companies. Therefore, the Company decided to purchase the both share of Five Any and First Charge.

      The aim of this purchasing shares, the Company builds operating base on the internet business and increases its profitability. Moreover, Five Any and First Charge continue to market their business, and the Company advances total internet corporation.

   (2) Corporate profiles
           1) Company name: Five Any, Inc.
           2) Representative: Tomoya Hirota
           3) Registration date: October 2000
           4) Address: Minami-Ikebukuro 1-16-15, Toshima-ku, Tokyo
           5) Main business: a) Delivering mobile advertising business
                             b) Sales of mobile adverting space business
                             c) Mobile marketing research business
           6) Year-end: March 31
           7) Number of employees: 72 employees, including temporary employees (As of the end of May, 2004)
           8) Amount of capital: JPY1,041 million (As of March 31, 2004)
           9) Major shareholder: Hikari Tsushin, Inc. 100%
          10) Relation: To market the Company's media business
                        To belong Hikari Tsushin Group

          11) Financial information:

                                                                             (Millions of yen)
----------------------------------------------------------------------------------------------
                  Periods                 FY2003                                 FY2004
                                   (From April 1, 2002                    (From April 1, 2003
Accounts                            To March 31, 2003)                     To March 31, 2004)
--------                            ------------------                     ------------------
Total assets                               1,792                                  1,892
Net sales                                  4,106                                  7,110
Ordinary income                              283                                     18
Net income                                   320                                     73

          1) Company name: First Charge, Inc.
          2) Representative: Toshinori Yoshioka
          3) Registration date: July 2001
          4) Address: Minami-Ikebukuro 1-16-15, Toshima-ku, Tokyo
          5) Main business: Treating and consulting internet advertisement space
          6) Year-end: March 31
          7) Number of employees: 24 employees, including temporary employees (As of the end of May, 2004)
          8) Amount of capital: JPY10 million (As of March 31, 2004)
          9) Major shareholder: Hikari Tsushin, Inc. 100%
         10) Relation: To market with the Company's media business
                       To belong Hikari Tsushin Group
         11) Financial information:

                                                                             (Millions of yen)
----------------------------------------------------------------------------------------------
                  Periods                 FY2003                                 FY2004
                                   (From April 1, 2002                    (From April 1, 2003
Accounts                            To March 31, 2003)                     To March 31, 2004)
--------                            ------------------                     ------------------
Total assets                                 852                                  1,729
Net sales                                    675                                  1,891
Ordinary income                              374                                    904
Net income                                   201                                    505

  (3) Outline of purchasing shares
        1) Five Any, Inc.
           a) Number of overtaking shares: 19,788 shares
           b) Investment ratio after purchased: 95%
           c) Amount of purchasing shares: To be decided
           d) Method of raising funds: Own fund
           e) Payment method: All amount transfers direct deposit in a month from devolved date
           f) Purchasing target date: Before the end of the year
           g) Purchase from: Hikari Tsushin, Inc.

        2) First Charge, Inc.
           a) Number of overtaking shares: 190 shares
           b) Investment ratio after purchased: 95%
           c) Amount of purchasing shares: To be decided
           d) Method of raising funds: Own fund
           e) Payment method: All amount transfers direct deposit in a month from devolved date
           f) Purchasing target date: Before the end of the year
           g) Purchase from: Hikari Tsushin, Inc.

  (4) Planning date for purchasing the Company's shares
        1) Five Any, Inc.: Before the end of the year
        2) First Charge, Inc.: Before the end of the year

  (5) Impact to future performance business

  Consolidated Earning Forecasts for FY2005 is included the both financial performance of Five Any and First Charge.

2. Changing the number of shares outstanding and the amount of capital by using the right of unsecured bonds.

      Outline for used the right
          a) Shares, capital and capital reserve have been increased on November 17, 2004 by used the right of the 3rd unsecured bonds as follows:
                           Number of shares: 36 shares
                           Capital: JPY18,603 thousands
                           Capital reserve: JPY18,603 thousands

          b) Shares, capital and capital reserve have been increased on November 24, 2004 by used the right of the 3rd unsecured bonds as follows:
                           Number of shares: 798 shares
                           Capital: JPY412,375 thousands
                           Capital reserve: JPY416,500 thousands

        From above results, the filling date of the number of shares outstanding is 11,102 shares, amount of capital is JPY997,663 thousands and the amount of capital reserve is JPY900,391 thousands.
        Outstanding amounts of subscription rights is JPY4,125 thousands.

     e) (Supplementary statement)
          (Detail list of securities)
            (Others)

                                                                                Number of shares       Amounts stated in balance
                                 Category and brand                           (Thousands of shares)    sheet (Thousands (of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                 Nomura Asset Management Co., Ltd.                 200,803                  200,803
Securities   Other Securities         Free Financial Fund
--------------------------------------------------------------------------------------------------------------------------------
                                            Sub-total                                 --                    200,803
--------------------------------------------------------------------------------------------------------------------------------
                                Total                                                 --                    200,803
--------------------------------------------------------------------------------------------------------------------------------


(Detail list of property and equipment)

                                                                                                     (Thousands of yen)
-----------------------------------------------------------------------------------------------------------------------
                         Balance at                 Decrease    Balance at                                   Balance at
                         the end of    Increase    during the   the end of                   Depreciation    the end of
                         the prior    during the    current    the current    Accumulated      for the      the current
       Category             year     current year    period        year      depreciation    current year     year net
-----------------------------------------------------------------------------------------------------------------------
Tangible fixed asset
 Building                   3,062        1,000           --        4,062             997          383           3,064
 Equipment                 92,981        3,709       26,250       70,440          56,443        9,173          13,996
-----------------------------------------------------------------------------------------------------------------------
        Total              96,043        4,709       26,250       74,502          57,440        9,556          17,061
-----------------------------------------------------------------------------------------------------------------------
Intangible fixed asset
 Software                  17,945       23,198           --       41,143          17,377        6,580          23,766
 Software in-progress          --        4,000           --        4,000              --           --           4,000
 Telephone rights           1,200           --           --        1,200              --           --           1,200
-----------------------------------------------------------------------------------------------------------------------
        Total              19,145       27,198           --       46,343          17,377        6,580          28,966
-----------------------------------------------------------------------------------------------------------------------

   (Note) 1 Major assets of increased in the current fiscal year are as follows:

              Software         Purchasing and creating       JPY23,198 thousands
                               for new commodities

          2 Major assets of decreased in the current fiscal year are as follows:

              Property         Deletion of PC and            JPY25,910 thousands
              and equipment    peripheral equipments

(Detail list of shareholders' equity)

                                                                                                                   Balance at
                                                    Balance at the end   Increase during    Decrease during        the end of
                    Category                         of the prior year   the current year   the current year    the current year
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity (Thousands of yen)                   566,685                  --                  --           566,685
---------------------------------------------------------------------------------------------------------------------------------
Outstanding   Common stock                  (Share)       (10,268)         (    --    )        (    --    )         (10,268)
shares        -------------------------------------------------------------------------------------------------------------------
              Common stock       (Thousands of yen)       566,685                  --                  --           566,685
              -------------------------------------------------------------------------------------------------------------------
                  Total                     (Share)       (10,268)         (    --    )        (    --    )         (10,268)
              -------------------------------------------------------------------------------------------------------------------
                  Total          (Thousands of yen)       566,685                  --                  --           566,685
---------------------------------------------------------------------------------------------------------------------------------
Legal         Capital reserve
reserves and   Additional
additional       paid-in capital (Thousands of yen)       465,101                  --                --             465,101
paid-in       -------------------------------------------------------------------------------------------------------------------
capital           Total          (Thousands of yen)       465,101                  --                --             465.101
---------------------------------------------------------------------------------------------------------------------------------

(Detail list of allowance)                                                   (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------
                                   Balance at the                     Decrease during   Decrease during   Balance at the
                                     end of the     Increase during   the current year  the current year    end of the
      Categories                     prior year     the current year  (Purpose of use)      (Others)       current year
------------------------------------------------------------------------------------------------------------------------
Allowance for doubtful
accounts                               270,084           30,073           270,015              69           30,073
------------------------------------------------------------------------------------------------------------------------
Allowance for employees'
bonus                                    9,119            7,025             9,119              --            7,025
------------------------------------------------------------------------------------------------------------------------
Allowance for settlement of
litigation                             782,081               --           782,081              --               --
------------------------------------------------------------------------------------------------------------------------

(Note) Allowance for doubtful accounts others in the current year is as follows:
       Reversal by debit collection: JPY69

 (2) (Major components of assets and liabilities)
   a) Assets
      i) Cash on hand and in banks

            Categories                                       Amounts (Thousands of yen)
---------------------------------------------------------------------------------------
Cash on hand                                                                38
                                                                     ---------
Bank deposit
  Saving accounts                                                    2,142,842
  Deposit denominated in foreign currency                                  796
  Checking accounts                                                    233,502
  Time deposit                                                         200,000
---------------------------------------------------------------------------------------
    Sub-total                                                        2,577,141
---------------------------------------------------------------------------------------
      Total                                                          2,577,180
---------------------------------------------------------------------------------------

        ii) Accounts receivable

Details for counter parties

            Parties                                         Amounts (Thousands of yen)
---------------------------------------------------------------------------------------
IE Group, Inc.                                                         236,573
Regular DESKWING users                                                  19,921
Best Partner, K.K.                                                      18,933
Newton Financial Consulting Inc.                                        17,854
HBB K.K.                                                                15,073
Others                                                                  29,201
---------------------------------------------------------------------------------------
      Total                                                            337,558
---------------------------------------------------------------------------------------

(B) Details for accounts receivable, collection and retentions

------------------------------------------------------------------------------------------------------------------------
                                                                                                        Retention period
                                                                                                             (Date)
    Balance at the                                                                                           (A)+(D)
     beginning                                                                                               ------
     of the current    Total accounts                           Balance at the end                               2
     fiscal year      receivable during                          of the current        Collect rate (%)      ------
    (Thousands of     the fiscal year     Amounts collected         fiscal year           (C)                   (B)
         yen)        (Thousands of yen)   Thousands of yen)      Thousands of yen)       -------  x 100      ------
         (A)                (B)                 (C)                    (D)               (A)+(B)               366
------------------------------------------------------------------------------------------------------------------------
       125,194            3,436,029          3,223,665                337,558                90.52%         24.65 days
------------------------------------------------------------------------------------------------------------------------

  (Note) Tax excluding method is adopted for consumption tax, etc., but above amounts include consumption tax, etc.

        iii) Commodities

  Name of commodities                              Amounts (Thousands of yen)
-----------------------------------------------------------------------------
OUSAMA PC-FAX 2                                              12,659
-----------------------------------------------------------------------------
Virus Checker license                                        11,387
-----------------------------------------------------------------------------
FAX Server license                                            6,000
-----------------------------------------------------------------------------
Others                                                        6,143
-----------------------------------------------------------------------------
    Total                                                    36,190
-----------------------------------------------------------------------------

     b) Liabilities
        i) Accounts payable

       Parties                                     Amounts (Thousands of yen)
-----------------------------------------------------------------------------
IDC, Inc.                                                    261,405
MCJ Co., Ltd.                                                135,001
Marubeni Infotec Corp.                                        40,284
Global Media Online Inc.                                      37,525
Softbank BB Corp.                                             25,068
Others                                                        39,431
-----------------------------------------------------------------------------
    Total                                                    538,715
-----------------------------------------------------------------------------

    (3) (Others)
          Not applicable.

6 (Information on transfer and repurchase of the Company)

-----------------------------------------------------------------------------------------------------------------------
Closing date of fiscal year                    September 30
-----------------------------------------------------------------------------------------------------------------------
Ordinary general shareholders' meeting         With in three months after next day of closing date of fiscal year
-----------------------------------------------------------------------------------------------------------------------
Cut-off date for dividend                      September 30
-----------------------------------------------------------------------------------------------------------------------
Available types of share certificate           1 share certificate, 10 shares certificate, 100 shares certificate
-----------------------------------------------------------------------------------------------------------------------
Cut-off date for interim dividend              March 31
-----------------------------------------------------------------------------------------------------------------------
Number of shares for single unit               Not applicable
-----------------------------------------------------------------------------------------------------------------------
Transfer of shares

Address where transfers are processed          Marunouchi 1-4-4, Chiyoda-ku, Tokyo
                                               The Sumitomo Trust & Banking Co., Ltd. (Stock Transfer Agency Department)
Name of transfer agent                         Kitahama 4-5-33, Chuo-ku, Osaka
                                               The Sumitomo Trust & Banking Co., Ltd.
Office available for transfer                  The Sumitomo Trust & Banking Co., Ltd.
                                               Nationally main and brunch office
Transfer charge                                Free
Charge to issue new certificate                Free
-----------------------------------------------------------------------------------------------------------------------
Acquisition off shares less than one unit
  Address where transfers are processed        --
  Name of transfer agent                       --
  Office available for transfer                --
  Transfer charge for repurchase of shares     --
-----------------------------------------------------------------------------------------------------------------------
Names of the newspaper in which the
Company publish its public
announcements                                  The Nihon Keizai Shinbun issued in Tokyo
-----------------------------------------------------------------------------------------------------------------------
Special benefit to shareholders                None
-----------------------------------------------------------------------------------------------------------------------


7 (REFERENCE FOR THE COMPANY)
   From the beginning of the current fiscal year to the submission date of Yuuka Shouken Houkokusho, the Company has filed following documents.

     Yuuka shouken                                                                       December 24, 2002
--------------------------------------------------------------------------------------------------------------------------
(1)  Houkokusho and                    Fiscal year           From October 1, 2002        Filed to the Chief of Kanto Local
     attached documents                   (8th)             To September 30, 2002        Finance Bureaus

(2)  Hanki Houkokusho              (9th interim term)        From October 1, 2003        June 25, 2004
                                                                To March 31, 2004        Filed to the Chief of Kanto Local
                                                                                         Finance Bureaus

                              This extraordinary report is based on
                              Article 25-5, Item 4 of Securities Exchange                July 14, 2004
(3)  Extraordinary report     Law, and Article 19-2, Item 9 of the                       Filed to the Chief of Kanto Local
                              Administrative Issue Concerning Disclosure of              Finance Bureaus
                              Companies, etc. (Ending to the US Class Action)

                              This extraordinary report is based on Article 25-5,
                              Item 4 of Securities Exchange Law, and Article 19-2,       August 23, 2004
(4)  Extraordinary report     Item 6 of the Administrative Issue Concerning              Filed to the Chief of Kanto Local
                              Disclosure of Companies, etc. (Personnel Change)           Finance Bureaus

     Amendment statement                                                                 November 30, 2004
(5)  for Yuukashouken         This amendment statement is for Yuukashouken               Filed to the Chief of Kanto Local
     Houkkusho                Houkkusho of (1)                                           Finance Bureaus

                                                                                         November 30, 2004
(6)  Amendment statement      This amendment statement is for Hanki Houkokusho of        Filed to the Chief of Kanto Local
     for Hanki Houkokusho     (2)                                                        Finance Bureaus

     Amendment statement                                                                 December 16, 2004
(7)  for Yuukashouken         This amendment statement is for Yuukashouken               Filed to the Chief of Kanto Local
     Houkkusho                Houkkusho of (1)                                           Finance Bureaus

                                                                                         December 16, 2004
(8)  Amendment statement      This amendment statement is for Hanki Houkokusho of        Filed to the Chief of Kanto Local
     for Hanki Houkokusho     (2)                                                        Finance Bureaus

Part II (Information on the Company's Guarantor)

   Not applicable.

                         Report of Independent Auditors

                                                               December 22, 2004

To the Board of Directors of
Crayfish Co., Ltd.

   Sanyu & Co.
    Representative and Engagement Partner   Certificated Public Accountants
                                                                     Jyun Sugita
    Representative and Engagement Partner  Certificated Public Accountants
                                                                Kawano Yoshinori

   Pursuant to Article 193-2 of "Securities and Exchange Law", we have audited the financial statements of Crayfish Co., Ltd. (the "Company") including the Company's consolidated balance sheet, consolidated statement of operations, consolidated statement of cash flows, consolidated statement of retained earnings and consolidated supplemental schedules thereto, as reported in the "Consolidated financial information" for the Company's 9th consolidated fiscal year from October 1, 2003 to September 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audit.

   We conducted our audit in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crayfish Co., Ltd. at September 30, 2004, and the results of its consolidated operations for the year then ended in conformity with accounting principles and practices generally accepted in Japan.

Additional information

1. The Company's the Board of Directors' Meeting on November 15, 2004 was decided that the Company is going to purchase of 95% shares of Five Any, Inc and First Charge, Inc from Hikari Tsushin, Inc. until the end of this year, and then the Company will consolidate the two companies.

2. Changing the number of the Company's shares outstanding and the amount of its capital by using the right of unsecured bonds on November 17, 2004 and November 24, 2004.

   We have no interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountant Law.
--------------------------------------------------------------------------------

   This annual Report of Independent Auditors is a computerized one, the master copy of it is kept by the Company.


                         Report of Independent Auditors

                                                               December 19, 2003

To the Board of Directors of
Crayfish Co., Ltd.
   Sanyu & Co.
    Representative and Engagement Partner    Certificated Public Accountants
                                                                     Jyun Sugita
    Representative and Engagement Partner    Certificated Public Accountants
                                                                Kawano Yoshinori
          Engagement Partner                Certificated Public Accountants
                                                                     Jyoji Kaito

   Pursuant to Article 193-2 of "Securities and Exchange Law", we have audited the financial statements of Crayfish Co., Ltd. (the "Company") including the Company's balance sheet, statement of operations, statement of retained earnings, statement of cash flows and supplemental schedules thereto, as reported in the "Financial information" for the Company's 8th fiscal year from October 1, 2002 to September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crayfish Co., Ltd. at September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles and practices generally accepted in Japan.

   We have no interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountant Law.
--------------------------------------------------------------------------------

   This annual Report of Independent Auditors is a computerized one, the master copy of it is kept by the Company.

                         Report of Independent Auditors

                                                               December 22, 2004

To the Board of Directors of
Crayfish Co., Ltd.

      Sanyu & Co.
      Representative and       Certificated Public
      Engagement Partner       Accountants                      Jyun Sugita

      Representative and       Certificated Public
      Engagement Partner       Accountants                      Kawano Yoshinori

   Pursuant to Article 193-2 of "Securities and Exchange Law", we have audited the financial statements of Crayfish Co., Ltd. (the "Company") including the Company's balance sheet, statement of operations, statement of retained earnings and supplemental schedules thereto, as reported in the "Financial information" for the Company's 9th fiscal year from October 1, 2003 to September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crayfish Co., Ltd. at September 30, 2004, and the results of its operations and consolidated cash flows for the year then ended in conformity with accounting principles and practices generally accepted in Japan.

Additional information

1. The Company's the Board of Directors' Meeting on November 15, 2004 was decided that the Company is going to purchase of 95% shares of Five Any, Inc and First Charge, Inc from Hikari Tsushin, Inc. until the end of this year, and then the Company will consolidate the two companies.

2. Changing the number of the Company's shares outstanding and the amount of its capital by using the right of unsecured bonds on November 17, 2004 and November 24, 2004.

   We have no interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountant Law.
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   This annual Report of Independent Auditors is a computerized one, the master copy of it is kept by the Company.